Exhibit 99.1

 SEARS CANADA INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The annual meeting (the “Meeting”) of holders (the “Shareholders”) of common shares of Sears Canada Inc. (the “Company”) will be held in the Auditorium (Fourth Floor), 290 Yonge Street, Toronto, Ontario, on Wednesday, June 14, 2017 at 8:00 a.m., Eastern time, for the following purposes:

1.                                      to receive the audited consolidated financial statements of the Company for the financial year ended January 28, 2017 and the auditors’ report thereon;

2.                                      to elect directors;

3.                                      to appoint auditors and to authorize the directors to fix the auditors’ remuneration; and

4.                                      to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Toronto, Ontario

April 25, 2017

By order of the Board of Directors.

Philip Mohtadi
General Counsel and Corporate Secretary

Shareholders who are unable to be present at the Meeting are requested to complete the enclosed form of proxy. Completed proxies must be returned to CST Trust Company, the Company’s transfer agent, (i) by mail c/o Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1; (ii) by facsimile at (416)368-2502 or 1(866)781-3111 (within Canada and the United States); (iii) via telephone at 1(888)489-7352 (within Canada and the United States); (iv) via the Internet at cstvotemyproxy.com; or (v) via email to proxy@canstockta.com, by 5:00 p.m. (Eastern time) on June 12, 2017, or if the Meeting is adjourned or postponed, not later than 5:00 p.m., (Eastern time) on the second last business day prior to the date of the adjourned or postponed Meeting, or delivered to the registration table on the day of the Meeting prior to the commencement of the Meeting.

SEARS CANADA INC.

MANAGEMENT PROXY CIRCULAR

	3.8	Termination and Change of Control Benefits		36
	3.9	Equity Compensation Plan Information		40
	3.10	Director Compensation		40
		3.10.1	Compensation Earned	41
		3.10.2	Director Compensation Table	41
4.	INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS			41

5.	CORPORATE GOVERNANCE			42

	5.1	Overview		42
	5.2	Board of Directors		42
		5.2.1	Composition	42
		5.2.2	Executive Chairman and Lead Director	42
		5.2.3	Meetings of the Independent Directors	42
		5.2.4	Attendance at Board and Committee Meetings	43
	5.3	Director Term Limits		43
	5.4	Representation of Women on the Board		43
	5.5	Representation of Women in Executive Officer Positions		43
	5.6	Board Mandate		44
	5.7	Position Descriptions		44
	5.8	Orientation and Continuing Education		44
	5.9	Ethical Business Conduct		44
	5.10	Disclosure, Confidentiality and Insider Trading Policy		45
	5.11	Board Committees		45
		5.11.1	Audit Committee	45
		5.11.2	Human Resources and Compensation Committee	46
		5.11.3	Governance Committee	47
		5.11.4	Investment Committee	48
	5.12	Directors’ and Officers’ Liability Insurance		48

6.	ADDITIONAL INFORMATION			49

7.	DIRECTORS’ APPROVAL			50

Appendix “A” - Mandate of the Board of Directors of Sears Canada Inc.				51

1.                                      INFORMATION ON VOTING AND PROXIES

1.1                               Solicitation of Proxies

This management proxy circular (the “Circular”) and the information contained herein are furnished in connection with a solicitation of proxies by or on behalf of the management of Sears Canada Inc. (the “Company” or “Sears Canada”) for use at the annual meeting of shareholders (the “Meeting”) called for Wednesday, June 14, 2017 at 8:00 a.m., Eastern time, and any adjournment or postponement thereof. The solicitation of proxies will be primarily by mail. Proxies may also be solicited personally or by telephone by executive officers or employees of the Company. The cost of the solicitation will be paid by the Company.

Unless otherwise stated, the information contained in the Circular is current as of April 25, 2017 and all dollar amounts are in Canadian dollars.

1.2                               Record Date

The board of directors of the Company (the “Board”) has fixed April 18, 2017 as the record date (the “Record Date”) for determining the holders (the “Shareholders”) of common shares of the Company (the “Shares”) who are entitled to receive notice of, and vote at, the Meeting. The failure of any Shareholder to receive notice of the Meeting does not deprive the Shareholder of the right to vote at the Meeting.

1.3                               Notice-and-Access

The Company has elected to take advantage of National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer (“Notice-and-Access”). Notice-and-Access are a set of rules that reduce the volume of materials that must be physically mailed to shareholders by allowing the Company to post the Circular and additional materials online.

Beneficial Holders

The Company will be using Notice-and-Access for delivery of the Circular and Annual Report to all beneficial shareholders. Beneficial shareholders will be sent notice of the Meeting and their voting instruction form by mail or, if they have consented to electronic delivery, by e-mail.

Registered Holders

Pursuant to an exemption obtained by the Company under the Canada Business Corporations Act (“CBCA”), the Company will be using Notice-and-Access for delivery of the Circular to all registered shareholders. Notice of the Meeting, a proxy form and the Corporation’s Annual Report will be sent to registered shareholders (except those who have previously declined) by mail or, if they have consented to electronic delivery, by email. The voting instruction form, notice of the Meeting, the Circular and the Annual Report (collectively, the “Proxy-Related Materials”) have been or will be made available to Shareholders at the website: meetingdocuments.com/cst/scc, and on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at sedar.com, and at the United States Securities and Exchange Commission (“SEC”) website at sec.gov.

The Company will not directly send the Proxy-Related Materials to Non-Objecting Beneficial Owners (as such term is defined in National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”)). Management of the Company does intend to pay for intermediaries to forward the Proxy-Related Materials to Objecting Beneficial Owners (as such term is defined in NI 54-101).

Should Shareholders wish to receive paper copies of the Proxy-Related Materials, they may contact the Company by calling the following toll-free telephone number: 1 (888) 433-6443 or by emailing fulfilment@canstockta.com.

1.4                               Appointment of Proxies

You are a “Registered Shareholder” if your Shares are registered in your name and: (a) you have a share certificate; or (b) you hold your Shares through direct registration in the United States. If you are a Registered Shareholder and do not plan to attend the Meeting, you may:

(1)                                 authorize the persons named in the proxy to vote your Shares by completing, signing and dating the enclosed proxy form and returning it in the envelope provided; or

(2)                                 appoint some other person to attend and act on your behalf at the Meeting, including to vote the Shares on your behalf, by writing the name of that person in the space provided on the enclosed proxy form, signing and dating the proxy and returning it in the envelope provided.

Completed proxies, for Registered Shareholders, must be returned to CST Trust Company, the Company’s transfer agent, (i) by mail c/o Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1; (ii) by facsimile at (416)368-2502 or 1(866)781-3111 (within Canada and the United States); (iii) via telephone at 1(888)489-7352 (within Canada and the United States); (iv) via the Internet at cstvotemyproxy.com; or (v) via email to proxy@canstockta.com, by 5:00 p.m., Eastern time, on June 12, 2017 or, if the Meeting is adjourned or postponed, not later than 5:00 p.m., Eastern time, on the second last business day prior to the date of the adjourned or postponed Meeting, or delivered to the registration table on the day of the Meeting prior to the commencement of the Meeting or any adjournment or postponement thereof.

CST Trust Company independently counts and tabulates proxies to preserve the confidentiality of individual votes. Proxies are referred to the Company only in cases where a Shareholder clearly intends to communicate with management, in the event of questions as to the validity of a proxy, or where it is necessary to meet applicable legal requirements.

Registered Shareholders, or the persons they appoint as their proxies, are permitted to vote at the Meeting. However, in many cases, Shares of the Company beneficially owned by a holder (a “Beneficial Holder”) are registered either:

(a)                                 in the name of an intermediary (an “Intermediary”), such as a broker, custodian, nominee or fiduciary, that the Beneficial Holder deals with in respect of the Shares; or

(b)                                 in the name of a depository (such as CDS Clearing and Depository Services Inc. or the Depository Trust & Clearing Corporation).

The Company has distributed the Proxy-Related Materials to the Intermediaries for onward distribution to Beneficial Holders, as appropriate. Intermediaries are required to forward the Proxy-Related Materials to Beneficial Holders unless a Beneficial Holder has waived the right to receive them. Typically, Intermediaries will use a service company (such as Broadridge Investor Communications Solutions, Canada) to forward the Proxy-Related Materials to Beneficial Holders.

Generally, Beneficial Holders who have not waived the right to receive the Proxy-Related Materials will either:

(i)                                     receive a voting instruction form; or

(ii)                                  be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted to the number of Shares beneficially owned by the Beneficial Holder but which is otherwise not completed.

Beneficial Holders should carefully follow the instructions that accompany the voting instruction form or the proxy, including those indicating when and where the voting instruction form or the proxy is to be delivered. Voting instruction forms permit the completion of the voting instruction form online or by telephone. A Beneficial Holder wishing to attend and vote at the Meeting in person should follow the corresponding instructions on the voting instruction form or, in the case of a proxy, strike out the names of the persons named in the proxy and insert the Beneficial Holder’s name in the space provided.

1.5                               Revocation of Proxies

A Registered Shareholder who has given a proxy may revoke the proxy at any time by:

(a)                                 completing and signing a proxy bearing a later date and delivering it to CST Trust Company as described above; or

(b)                                 delivering a written statement, signed by the Shareholder or the Shareholder’s attorney, to:

i.                  the Office of the Secretary of the Company at 290 Yonge Street, Suite 700, Toronto, Ontario, M5B 2C3 at any time up to and including 5:00 p.m., Eastern time, on June 12, 2017 or, if the Meeting is adjourned or postponed, not later than 5:00 p.m., Eastern time, on the second last business day preceding the day of the adjourned or postponed Meeting; or

ii.               the Chair of the Meeting on the day of the Meeting, prior to the commencement of the Meeting or any adjournment or postponement thereof; or

(c)                                  in any other manner permitted by law.

If you are a Beneficial Holder, you should contact your Intermediary through which you hold your Shares and obtain instructions regarding the procedure for the revocation of any voting or proxyholder instructions that you have previously provided to your Intermediary.

1.6                               Voting of Proxies

All Shares represented by a properly executed proxy will be voted, or withheld from voting, in accordance with the instructions of the Shareholder specified on the proxy and on any ballot that may be called for at the Meeting. If the Shareholder does not specify how it wishes the votes cast, the person named on the proxy will vote the Shares for the election of the proposed director nominees listed in this Circular and for the appointment of auditors and the authorization of the directors to fix the auditors’ remuneration. The proxyholder has discretionary authority with respect to amendments or variations to the matters identified in the notice of Meeting and other matters which may properly come before the Meeting or any adjournment or postponement thereof. As at the date of the Circular, management of the Company is not aware of any such amendments, variations or other matters.

1.7                               Majority Voting

The Board has adopted the practice of majority voting. Shareholders have the option of voting for or withholding votes from a director that has been nominated for election. The majority voting practice dictates that if the majority of the votes received by a director are withheld votes, those votes would count as “No” votes and the director would be required to tender his or her resignation to the Board. The Board would then consider the director’s resignation prior to making a decision on accepting or rejecting the resignation.

1.8                               Share Capital and Principal Shareholders

The authorized share capital of the Company consists of an unlimited number of Shares and an unlimited number of preferred shares, issuable in one or more series (the “Class 1 Preferred Shares”). As at April 25, 2016, there were no Class 1 Preferred Shares outstanding. As at April 25, 2017, the issued and outstanding share capital of the Company consisted of 101,877,662 Shares, listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “SCC” and on the NASDAQ Stock Market (“NASDAQ”) under the symbol “SRSC”.

Each Share is entitled to one vote at the Meeting or any adjournment or postponement thereof. Each matter to be voted on at the Meeting must be approved by a majority of the votes cast.

To the knowledge of the directors and executive officers of the Company, the only persons or companies that beneficially own, or control or direct, directly or indirectly, more than 10% of the Shares, according to the insider reports filed on the System for Electronic Disclosure by Insiders (SEDI) are ESL Investments, Inc. and investment affiliates, including Edward S. Lampert, collectively (“ESL”), the beneficial holder of 46,162,515 Shares, representing approximately 45.3% of the Company’s total outstanding Shares, Sears Holdings Corporation (“Sears Holdings”), the beneficial owner of 11,962,391 Shares, representing approximately 11.7% of the Company’s total outstanding Shares, and Fairholme Capital Management, LLC (“Fairholme”), the beneficial owner of 20,375,533 Shares, representing 20% of the Company’s total outstanding Shares.

2                 BUSINESS OF THE ANNUAL MEETING

2.1       Financial Statements

The audited consolidated financial statements (the “2016 Annual Financial Statements”) of the Company for the 52-week period ended January 28, 2017 (“Fiscal 2016”) and the auditors’ report thereon will be placed before the Meeting. The 2016 Annual Financial Statements are available on SEDAR at sedar.com, the SEC website at sec.gov and the website at meetingdocuments.com/cst/SCC.

2.2       Election of Directors

The Company’s articles of incorporation provide for the Board to consist of a minimum of seven and a maximum of 20 directors, with the number of directors within such limits to be determined by the Board.

The size of the Board has been fixed at seven directors. Four of the directors, namely Shahir Guindi, R. Raja Khanna, Deborah E. Rosati and Graham Savage, are “Independent Directors” (as such term is defined under Section 2.2.1 — “Definition of Independent Director”) and the other three directors, namely Anand A. Samuel, Brandon G. Stranzl and Heywood Wilansky, are “Non-Independent Directors” (as such term is defined under Section 2.2.1 — “Definition of Independent Director”). The Nominating and Corporate Governance Committee of the Board (the “Governance Committee”), which is currently comprised of Independent Directors, is responsible for considering and recommending for approval by the Board qualified candidates to be nominated for election or appointment as directors. The Governance Committee bases its review of Board candidates on skill sets as outlined in the Governance Committee charter.

S. Jeffrey Stollenwerck will not be standing for re-election as a director.

Having approved the recommendation of the Governance Committee, the Board proposes that the seven persons listed in the table under Section 2.2.2 — “Background Information on Proposed Directors” be nominated for election or re-election to the Board (the “Proposed Directors”). The persons named in the enclosed form of proxy intend to vote for the election of the persons indicated as nominees. The persons proposed for nomination will hold office until the Company’s next annual meeting of shareholders or until their successors are duly elected or appointed. The Proposed Directors are, in the opinion of the Board, well qualified to act as directors. The Board does not contemplate that any of the Proposed Directors will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another properly qualified nominee at their discretion. The Company’s director retirement policy provides that a director may not stand for election or be appointed to fill a vacancy on the Board after his or her 70th birthday, unless the Board makes an exception to this policy by means of a special resolution.

2.2.1                     Definition of Independent Director

The definition of “Independent Director” is derived from National Instrument 52-110 — Audit Committees of the Canadian Securities Administrators. For the purpose of determining independence, a director is an “Independent Director” if he or she has no direct or indirect material relationship with the Company or any of its affiliates, including ESL and Sears Holdings. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s independent judgment. A “Non-Independent Director” is a director who is not an Independent Director. For additional information on the Independent and Non-Independent Directors, refer to Section 5.2.1 — “Composition”.

2.2.2                     Background Information on Proposed Directors

The following table sets forth the names and background information of the Proposed Directors, including, as applicable, their principal occupations, the election date of the Proposed Director, their current Board committee memberships, their Board and committee attendance record and the number of Shares of Sears Canada which are beneficially owned, or controlled or directed, directly or indirectly, by each of the Proposed Directors.

SHAHIR GUINDI Managing Partner, Montreal Office, Osler, Hoskin & Harcourt LLP (Law Firm)

Shahir Guindi is the managing partner of Osler, Hoskin & Harcourt LLP’s Montréal office, and formerly a member of the firm’s Executive Committee. He acts for many private equity funds in their portfolio investments and divestitures and for corporations and investment banks in connection with corporate finance transactions.

Board and Committee Attendance:
Age: 51
	Board Meetings Attended		Committee Meetings Attended
Independent Director (residing in Quebec, Canada)	# of Meetings	Attendance Rate (%)	Committee Membership	# of Meetings	Attendance Rate (%)
	1 of 1	100%

Director since: December 2016	DIRECTOR EXPERTISE

Sears Canada Shareholdings 2016: Nil

Mr. Gundi’s extensive expertise in cross-border M&A and private equity fund formation make him an asset to the Board. He is a director of the Business Development Bank of Canada and he recently joined the board of the Chamber of Commerce of Metropolitan Montreal. He sits on the boards of several other companies and was Co-Chair of Réseau Capital between 2010 and 2013. He is co-Chair of the 2017 Daffodil Ball benefiting the Canadian Cancer Society.

R. RAJA KHANNA
Chief Executive Officer Blue Ant Media Inc. (media-related company)

Age: 45

Independent Director (residing in Ontario, Canada)

Director since: October 2007

Sears Canada

Shareholdings
2016: 2,620 Shares

2015: 2,620 Shares

2014: 2,620 Shares

R. Raja Khanna is currently the Chief Executive Officer of Blue Ant Media Inc. and assumed this role in February 2008. Mr. Khanna co-founded QuickPlay Media Inc., a mobile video company, and served as its Chief Marketing Officer from 2004 until 2007. Previous to that position, Mr. Khanna founded Snap Media Corp., a dot com start-up company, and held the office of Chief Executive Officer from 1995 to 2004.  Mr. Khanna is a member of the board of directors of the National Screen Institute and Blue AntMedia Inc.

Board and Committee Attendance:

Board Meetings Attended		Committee Meetings Attended
# of Meetings	Attendance Rate (%)	Committee Membership	# of Meetings	Attendance Rate (%)
7 of 7	100%	AUD HRCC GOV	7 of 7 3 of 3 4 of 4	100% 100% 100%

Dollar Amount of Sears Canada Shares[1]: $5,109

[1]Dollar amount calculated using the Company’s share price on the TSX as at the close of trading on the last business day of the Company’s financial year end (January 27, 2017), being $1.95 and multiplying that price by the number of Shares held.

AUD: Audit Committee

HRCC: Human Resources and Compensation Committee

GOV: Nominating and Corporate Governance Committee

DIRECTOR EXPERTISE

Mr. Khanna’s experience with digital media technologies and his entrepreneurial expertise make him an asset to the Board. Mr. Khanna holds a Bachelor of Laws degree from Osgoode Hall Law School and a Bachelor of Science degree in Philosophy and Genetics from the University of Toronto.

DEBORAH E. ROSATI Corporate Director and Consultant Age: 55 Independent Director (residing in Ontario, Canada) Director since: April 2007 Sears Canada Shareholdings

Deborah E. Rosati, FCPA, FCA, ICD.D is a Corporate Director and Advisor focused on corporate governance, corporate strategy and board diversity. Ms. Rosati is the President of her own management consulting firm, Deborah Rosati (formerly RosatiNet). Ms. Rosati has over 30 years experience in financial, operational and strategic management with senior finance roles in both public and private corporations, as well as a general partner with a national venture capital firm. Ms. Rosati is currently on the Board of Directors of NexJ Systems Inc. Ms. Rosati is also the co-founder and Chief Executive Officer of Women Get On Board Inc.

Board and Committee Attendance:

	Board Meetings Attended		Committee Meetings Attended
	# of Meetings	Attendance Rate (%)	Committee Membership	# of Meetings	Attendance Rate (%)
	7 of 7	100%	AUD	7 of 7	100%
2016: 2,600 Shares 2015: 2,600 Shares 2014: 2,600 Shares Dollar Amount of Sears Canada Shares[1]: $5,070 [1]Dollar amount calculated using the Company’s share price on the TSX as at the close of trading on the last business day of the Company’s financial year end (January 27, 2017), being $1.95, and multiplying that price by the number of Shares held.			HRCC (until February 1, 2017)	5 of 5	100%
			GOV (Chair)	4 of 4	100%

AUD: Audit Committee

GOV: Nominating and Corporate Governance Committee

HRCC: Human Resources and Compensation Committee

DIRECTOR EXPERTISE

Ms. Rosati’s experience in financial, operational and strategic management roles in the Canadian market makes her a valuable member of the Board. Ms. Rosati holds an Honours Bachelor’s degree in Business Administration from Brock University and is a Fellow Chartered Professional Accountant (FCPA, FCA) and certified Director, ICD.D (2008).

ANAND. A. SAMUEL Analyst ESL Investments, Inc. (investment company) Age: 42 Non-Independent Director (residing in Florida, U.S.A.) Director since: April 2015

Anand A. Samuel is currently an Analyst at ESL and assumed this position in May 2007. Prior to this, Mr. Samuel was an Associate Attorney in the Tax group at Sullivan & Cromwell LLP from September 2005 to May 2007.

Board and Committee Attendance:

	Board Meetings Attended		Committee Meetings Attended
	# of Meetings	Attendance Rate (%)	Committee Membership	# of Meetings	Attendance Rate (%)
	7 of 7	100%	HRCC (Chair) INVEST	5 of 5 3 of 3	100% 100%
Sears Canada Shareholdings 2016: Nil

HRCC: Human Resources and Compensation Committee

INVEST : Investment Committee

DIRECTOR EXPERTISE

Mr. Samuel brings a wealth of legal and business knowledge to the Board. Mr. Samuel graduated magna cum laude with a Juris Doctor degree from Harvard Law School and summa cum laude with a Bachelor of Arts degree, with dual majors in Biophysics and Biology, from the University of Pennsylvania. Mr. Samuel also holds a Bachelor of Science in Economics degree, with a concentration in Finance, from the Wharton School of the University of Pennsylvania. Mr. Samuel is a Chartered Financial Analyst and a member of the New York State Bar.

GRAHAM SAVAGE Corporate Director Age: 69 Independent Director (residing in Ontario, Canada) Director since: April 2015 Sears Canada Shareholdings 2016: Nil

Graham Savage is a Corporate Director and currently serves on the boards of Postmedia Network Canada Corp. and Cott Corporation. From August 1999 to July 2008, Mr. Savage was Founding Partner of Callisto Capital LP, and its predecessor Savage Walker Capital Inc., both private equity firms. Mr. Savage was Chief Financial Officer and Director of Rogers Communications Inc. from March 1989 to November 1996. Mr. Savage has served as a Director of Canadian Tire Corporation, Alias Corp., FMC Financial Models Limited, Leitch Technology Corporation, Lions Gate Entertainment Corp., MDC Corp., Microcell Inc., Royal Group Technologies Limited, Sun Media Corp., Sun Times Media Group, Inc. and Vitran Corporation, among others.

	Board Meetings Attended		Committee Meetings Attended
	# of Meetings	Attendance Rate (%)	Committee Membership	# of Meetings	Attendance Rate (%)
	7 of 7	100%	AUD (Chair) HRCC GOV	7 of 7 6 of 7 3 of 4	100% 86% 75%

AUD: Audit Committee (member since April 2015) (Chair)

HRCC: Human Resources and Compensation Committee (member since August 2015)

GOV: Nominating and Corporate Governance Committee

DIRECTOR EXPERTISE

Mr. Savage brings a wealth of retail and financial knowledge to the Board having held numerous corporate director roles with many organizations.  Mr. Savage holds a Bachelor of Arts degree in Business from Queen’s University and an MBA from Queen’s University.  Mr. Savage has 40 years of experience in the finance and investment industry, including seven years as Chief Financial Officer of a major public company.

Mr. Savage currently serves on the board of Postmedia Network Canada Corp. and Cott Corporation.

BRANDON G. STRANZL Executive Chairman Sears Canada Inc. (retail company) Age: 43 Non-Independent Director (residing in Ontario, Canada) Director since: April 2015 Sears Canada Shareholdings 2016: Nil

Brandon G. Stranzl is the Executive Chairman of the Company and has held this position since his appointment on July 2, 2015. Previously, Mr. Stranzl served as the Company’s Chairman beginning April 23, 2015. Mr. Stranzl is also the General Partner of Beaconfire Capital LP, a position he has held since April 2015. From April 2012 to April 2015, Mr. Stranzl was the Senior Vice-President for First Pacific Advisors LLC, managing value-oriented investments. Prior to this, he was Managing Member of BGS Investments LLC (May 2011 to March 2012), Portfolio Manager and Head of Value Equity and Distressed Credit at C12 Capital Management LLC (May 2010 to April 2011) and Investment Analyst for ESL (May 2008 to April 2010). This was preceded with various positions in the investment industry, including positions with Third Avenue Management LLC, Morgan Stanley Asset Management and Fidelity Investments.

Board and Committee Attendance:

	Board Meetings Attended		Committee Meetings Attended
	# of Meetings	Attendance Rate (%)	Committee Membership	# of Meetings	Attendance Rate (%)
	7 of 7	100%	HRCC INVEST	3 of 3 5 of 5	100% 100%

INVEST: Investment Committee

HRCC: Human Resources and Compensation Committee

DIRECTOR EXPERTISE

Mr. Stranzl’s vast knowledge of the business, finance and investment sectors makes him an asset to the Board and the Company. Mr. Stranzl holds a BA from Vassar College and is a Chartered Financial Analyst and a member of the New York Society of Security Analysts.

HEYWOOD WILANSKY CEO, Strategic Management Resources, LLC (consulting services) Age: 69 Non-Independent Director (residing in California, U.S.A.)

Heywood Wilansky has been President and CEO, Strategic Management Resources, LLC, since 2010. From 2004 to 2009, he was President and CEO of Retail Ventures Inc., a leading off-price U.S.-based retailer operating various banners including Value City, Designer Shoe Warehouse, and Filene’s Basement, of which Mr. Wilansky was President and CEO from 2003 to 2004.. He spent his early retail years in buying positions at Gertz and Abraham & Straus. Mr. Wilansky is a director at Swan Products, LLC.

Board and Committee Attendance:

	Board Meetings Attended		Committee Meetings Attended
	# of Meetings	Attendance Rate (%)	Committee Membership	# of Meetings	Attendance Rate (%)
	5 of 5	100%	HRCC	1 of 1	N/A
Director since: June 2016 Sears Canada Shareholdings 2016: Nil

HRCC: Human Resources and Compensation Committee (member since February 2017)

DIRECTOR EXPERTISE

Mr. Wilansky has been involved in the retail industry for many years, holding various senior positions at Bon-Ton Stores Inc., Foley’s and Filene’s Department Stores and Lord  & Taylor and Hecht Company. He has also been a corporate Director of DSW Inc., Retail Ventures Inc., Bertucci’s Corp., Steve Madden Ltd., Bon-Ton Stores and First Washington Realty Trust, Inc., and is currently a volunteer member of The Genesis Fund.

Carrie Kirkman ceased to be a director of the Board effective August 2, 2016. Ms. Kirkman attended all Board meetings until August 2, 2016, with an attendance record of 100%.

Klaudio Leshnjani ceased to be a director of the Board effective February 1, 2016. Mr. Leshnjani attended all Board meetings until February 1, 2016, with an attendance record of 100%.

2.2.3                     Cease Trade Orders and Bankruptcies

To the knowledge of the Company, except as hereinafter described, no Proposed Director of the Company is, or has been within ten years before the date hereof, (a) a director, chief executive officer or chief financial officer of any company, including Sears Canada or any personal holding company, that (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, and which was issued while that person was acting in that capacity, or (ii) was subject to an order that was issued after the Proposed Director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or (b) a director or executive officer of any company, including Sears Canada or any personal holding company, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (c) become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager, or trustee appointed to hold the assets of the Proposed Director.

Graham Savage was a director of Microcell Inc. when it filed for protection under the Companies’ Creditors Arrangement Act (Canada) in January 2003. From July 2003 until November 30, 2009, Mr. Savage was a director of Sun-Times Media Group, Inc., a successor entity of Hollinger International Inc. (“Hollinger”). On June 1, 2004, the Ontario Securities Commission issued a permanent management cease trade order (the “Ontario Cease Trade Order”) against the insiders of Hollinger for failing to file its interim financial statements and interim management’s discussion and analysis for the three-month period ended March 31, 2004 and its annual financial statements, management’s discussion and analysis, and the annual information form for the year ended December 31, 2003. In addition, the British Columbia Securities Commission issued a cease trade order against insiders of Hollinger resident in British Columbia on May 21, 2004, as updated on May 31, 2004 (the “BC Cease Trade Order”). The Ontario Cease Trade Order was allowed to expire on January 9, 2006 and is no longer in effect. The BC Cease Trade Order was revoked on February 10, 2006 and is no longer in effect.

2.3       Appointment of Auditors

The persons named in the enclosed form of proxy intend to vote for the appointment of Deloitte LLP, Chartered Accountants, as auditors of the Company, at a remuneration to be fixed by the directors, to hold office until the next annual meeting of Shareholders. Deloitte LLP have served as auditors of the Company since 1984. In accordance with its mandate, the Audit Committee of the Board (the “Audit Committee”) regularly examines the scope of all services provided by the auditors to the Company. In order to enhance such examination and assess the independence of the auditors, the Board has adopted a policy which establishes the scope of the auditors’ services and requires the Audit Committee to pre-approve all services provided by Deloitte LLP. This policy outlines the services which are audit and audit-related, non- audit related and prohibited. Under this policy, the aggregate fees for non-audit related services rendered by the auditors cannot exceed 50% of the total audit and audit-related fees per annum without the pre- approval of the Audit Committee.

Fees paid or accrued, with the approval of the Board, in connection with the services rendered by Deloitte LLP in Fiscal 2016 and Fiscal 2015 (being the 52-week period ended January 30, 2016) were as follows:

External Auditor Service Fees	Fiscal 2016	Fiscal 2015
Audit Fees[1]	$2,109,505	$2,236,300
Audit-Related Fees[2]	48,150	$59,920
Total	$2,157,655	$2,296,220

1                  Includes fees for professional services provided in conjunction with the audit of the Company’s financial statements, review of the Company’s quarterly financial statements and attestation services normally provided in connection with statutory and regulatory filings and engagements.

2                  Includes fees for assurance and related professional services primarily related to the rights offering and the audit of associate benefit plans.

2.4       Shareholder Proposals

Pursuant to the CBCA, proposals by Shareholders to be considered for inclusion in the management proxy circular for the 2018 annual meeting of Shareholders must be received by the Office of the Secretary of the Company by December 22, 2017.

3.                                      EXECUTIVE COMPENSATION

3.1                               Compensation Discussion and Analysis

The commitment of the Company to making Sears Canada successful through its current strategic objectives is contingent upon the ability of the Company to successfully attract, motivate and retain highly talented executive officers who are committed to the Company’s vision and cultural principles.  The Company firmly believes that its executive compensation strategy is in line with attracting and retaining executive officers who successfully contribute to the Company’s accomplishments.

This Compensation Discussion and Analysis (“CD&A”) describes and explains the elements of compensation awarded to, earned by, paid to or made payable to the Company’s Named Executive Officers, as defined in Form 51-102F6 under National Instrument 51-102 — Continuous Disclosure Obligations (the “Executive Compensation Rules”) for Fiscal 2016. This CD&A discusses the Company’s compensation philosophy, plan designs, objectives, and the decisions regarding the following Named Executive Officers, as approved by the Human Resources and Compensation Committee of the Board (“HRCC”).

3.1.1                      Named Executive Officers

During Fiscal 2016, the Company sought out or promoted top talent, including the appointment of an Executive Vice-President and Chief Operating Officer, an Executive Vice-President and Chief Financial Officer and an Executive Vice-President, Real Estate and Strategic Opportunities, as well as the appointment or promotion of several other senior executives.

For Fiscal 2016, the Company’s Named Executive Officers (“NEOs”) are:

Brandon G. Stranzl, Executive Chairman

E.J. Bird, Former Executive Vice-President and Chief Financial Officer (until June 30, 2016)

Billy Wong, Executive Vice-President and Chief Financial Officer

Klaudio Leshnjani, Former Executive Vice-President and Chief Operating Officer (until February 1, 2016)

Stephen Champion, Executive Vice-President, Real Estate and Strategic Opportunities

Becky Penrice, Executive Vice-President and Chief Operating Officer

Michael Geddes, Senior Vice-President, Merchandise Planning and Operations

3.1.2                      Compensation Philosophy

The Company’s compensation program for executive officers is focused on pay-for-performance, with direct-line-of-sight to corporate and individual performance to motivate the achievement of the Company’s results. The current executive compensation program is designed to:

•                  Align with the goals of the Company and support business objectives;

•                  Reward executives for corporate and individual performance;

•                  Align with the goals and interests of the Shareholders; and

•                  Provide a competitive total rewards package to attract, motivate and retain qualified and experienced executives for the Company.

3.1.3                     Human Resources and Compensation Committee

On behalf of the Board of Directors, the HRCC is responsible for overseeing the Company’s human resources strategy, policies and practices, for fair and competitive compensation of the executive officers,   as well as the development of other incentive compensation programs for the benefit of all associates.

Composition of the HRCC

As at the end of Fiscal 2016, the HRCC was comprised of two Independent Directors, Ms. Deborah E. Rosati and Mr. Graham Savage, and one Non-Independent Director, Mr. Anand A. Samuel, who is the Chair of the HRCC. Ms. Rosati was replaced as a member of the HRCC on February 1, 2017 when Mr. Heywood Wilansky (a Non-Independent Director) joined the HRCC. Mr. Stranzl was a member of the HRCC until April 27, 2016. None of the directors on the HRCC is eligible to participate in the Company’s executive compensation programs.  See Section 2.2.2 Background Information on Proposed Directors for further information.

Each of the HRCC members bring their own individual mix of skills, expertise and experience to the Committee, including financial, strategy, legal, investment, merchandising and retail knowledge, which is utilized in assessing and approving the implementation of compensation policies and practices for the Company. To encourage objective decision making, all matters recommended for approval to the HRCC are sent in advance to provide time for the members to conduct any research or seek any outside counsel or expert opinion they feel is appropriate. Any relevant sensitivity modeling or market data is included in the materials to provide a perspective on risk. Following discussion by members during the meeting, a vote is held, where all votes are equal, to determine that a consensus has been achieved.

Compensation Governance

Each year, the HRCC reviews the executive compensation policies, programs and practices, as presented by management of the Company, to assess whether the compensation programs provide an appropriate balance of risk and reward in relation to the Company’s overall business strategy as well as the application of internal equity.

In addition to reviewing and approving executive compensation programs for the Company, the HRCC also oversees and approves:

•                  The development of the Executive Chairman’s goals and objectives, and the evaluation of the Executive Chairman’s performance based on the achievement of these goals;

•                  The compensation and performance of the executive officers of the Company, by receiving periodic performance reports and compensation recommendations from the Executive Chairman, as necessary, with respect to the executive officers;

•                  The design of all associate-related annual and long-term incentive plans, together with performance targets, the level of achievement of performance goals at the end of a performance period and any payments under such plans to all associates, including the executive officers, as recommended by management of the Company; and

•                  The development of appropriate succession plans for, and the compensation of, the executive officers. See Section 5.11.2 — “Human Resources and Compensation Committee” for additional details

The Executive Chairman’s performance is evaluated by the HRCC on a regular basis and his at-risk compensation is directly tied to the achievement of corporate goals, positive corporate results and positive share price growth of the Company. The HRCC is kept apprised of the Company’s performance through frequent communication with the Executive Chairman and other members of management.

Accomplishments of the HRCC in Fiscal 2016 including the following:

•                  Reviewed and approved changes to the Annual Incentive Plan (“AIP”) design, including for full-line department stores;

•                  Reviewed and approved the Long-Term Incentive Plan for the 2016-2018 performance period;

•                  Reviewed, recommended and approved the Company’s disclosure of its executive compensation;

•                  Reviewed the executive organizational structure, succession plans, committee charter and 2017 HRCC work plan; and

•                  Approved the appointment and promotion of certain senior level employees.

3.1.4                     Compensation Risk Review

At least annually, the HRCC reviews and approves all annual and long-term incentive programs after Management of the Company assesses and presents the risks and financial liability of each program, the competitive position in the market and the alignment to the goals and objectives of the Company. This process is intended to ensure the executive compensation program does not encourage executive officers or other associates of the Company to undertake undue or inappropriate risk in exchange for performance rewards. Based on a review completed at the end of Fiscal 2016, no such risks were identified that would likely cause a material adverse effect on the Company.

3.1.5                     Independent Compensation Advisor

From time to time, the Company and/or HRCC will retain an independent executive compensation consulting firm to provide insights into prevailing market practices on executive compensation levels, design and governance.

Since 2011, the Company has engaged Meridian Compensation Partners (“Meridian”) as its independent compensation advisor. The regular mandate of Meridian has been to serve the Company and, at the request of the HRCC, to provide assistance and guidance to the HRCC in its review of executive compensation, including the competitiveness of pay levels, executive compensation design topics, market trends, and technical considerations, as required. Meridian may perform services for the HRCC, provided that such services are not in conflict with its mandate to serve the Company.  For Fiscal 2016, Meridian reviewed and commented on the executive compensation report of the Circular. The fees paid to Meridian for services performed during Fiscal 2016 and Fiscal 2015 totaled approximately $6,274 and $7,609, respectively.

During Fiscal 2016, the Company engaged the executive compensation practice of Willis Towers Watson to assist with a review of the long-term incentive plan design and assist the Company with developing a recommendation to the HRCC for Fiscal 2017. During Fiscal 2016, Willis Towers Watson also reviewed and commented on the executive compensation report of the Circular. For Fiscal 2016, the Company paid Willis Towers Watson approximately $80,089 for their review of the Long-term Incentive Plan and design alternatives for 2017.

3.1.6                     Executive Compensation Peer Group

The Company’s target level of total compensation is reviewed with reference to the median of the market, consisting of Canadian organizations, comparable to the Company in size, revenue, and / or business operations. This peer group of companies, in addition to others from time to time, represent the retail industry and a broader general industry for executive talent, against which total compensation is compared. The comparable compensation components are base salary, target annual incentives, target long-term incentives, including equity and non-equity, and target total compensation

During the 2012 fiscal year, a review was conducted of the comparator companies, as well as other companies with which the Company competes for executive talent. During Fiscal 2016, the executive compensation peer group was comprised of the following 20 Canadian companies, comprising 10 retail industry organizations and 10 general industry organizations.

Executive Peer Group
Retail Organizations		General Industry Organizations
Alimentation Couche-Tard Inc.	RONA Inc.	Resolute Forest Products	McDonald’s Restaurants of Canada Limited
Canadian Tire Corporation, Limited	Shoppers Drug Mart Corporation	Canada Post Corporation	Rogers Communications Inc.
The Home Depot Canada Inc.	Sobeys Inc.	Canadian National Railway Company	TELUS Corporation
Hudson’s Bay Company	STAPLES Canada Inc.	Finning International Inc.	Tim Hortons Inc.
Metro Inc.	Walmart Canada	Maple Leaf Foods Inc.	Transcontinental Inc.

In Fiscal 2017, the Company will undertake a comprehensive review of the compensation peer group, with any changes applied for benchmarking total compensation in 2017.

3.1.7                     Compensation Structure

Aligned with competitive market practice, the Company offers a total rewards framework inclusive of two components of compensation, provided to executive officers:

•                                          Fixed compensation comprised of base salary, benefits and perquisites, and pension; and

•                                          Variable, at-risk compensation, comprised of annual and long-term incentive plans.

The fixed elements provide a competitive base of secure compensation necessary to attract and retain qualified executive talent. The variable at-risk performance based elements reward short-term and long-term performance results and share growth.

The following table provides a summary of how each element of compensation is intended to reward certain executive officers and salaried associates.

Compensation Element	Objective	Intended Rewards and Why It is Used
FIXED COMPENSATION
Base Salary	To provide a portion of compensation as a secure fixed cash amount

•                  To pay for competence in the role and for scope of responsibilities

•                  To provide a level of secure earnings that is sufficient to meet living standards and discourage undue, high-risk decision making

Benefits and Perquisites	To provide a competitive total rewards package including health coverage, vehicle or vehicle allowance, and perquisite allowance for club memberships and financial planning	• To ensure access to health services to manage personal wellness • To reinforce individual accountability for personal financial planning
Pension	To provide a retirement savings vehicle	• To encourage associates to save for their retirement. • The retirement plans manage associate and employer contributions, while reinforcing associate ownership of retirement income and goals.

VARIABLE AT-RISK PERFORMANCE BASED COMPENSATION
Annual Incentive Plan (AIP)	To provide an opportunity for an annual incentive award based on the achievement of near-term corporate objectives	• To focus attention on the achievement of annual corporate profitability goals • To provide a competitive total compensation package
Annual Performance Bonus	To provide performance and employment retention based compensation for one specific NEO based on the primary workstream for the Company focused on Real Estate.

•                  To align a key strategic workstream to compensation opportunity for the specific NEO responsible for realizing the opportunities for the Company

•                  To provide a competitive total compensation package

•                  Market practice for comparable position in the general industry

Long-term Incentive Plan (LTIP)	To provide performance and employment retention based compensation, designed to encourage long-term sustainable performance and results	• To focus attention on the achievement of profitability goals over a three-year period • To provide a competitive total compensation package • To retain executive talent
Special LTIP (Closed - May 2016; there are no participants in this plan)	To provide performance and employment retention based compensation for specific designated NEOs, designed to encourage long-term corporate performance aligned with shareholder interests

•                  To align executive compensation with shareholder interests and focus attention on the achievement of objectives over a multi-year period

•                  To provide a competitive total compensation package

•                  Participation in the Special LTIP replaced participation in the LTIP for the Performance Period

Turnaround Incentive Plan (TIP) (Closed - March 2016; all participants moved back into the 2015-2017 LTIP)

To provide performance and employment retention based compensation for specific designated executive leadership associates, designed to encourage long- term corporate performance aligned with shareholder interests

•                  To align executive compensation with shareholder interests and focus attention on the achievement of objectives over a multi-year period

•                  To provide a competitive total compensation package

•                  Participation in TIP replaced participation in LTIP for the Performance Period

Restricted Share Units (RSU)	To provide employment retention based compensation	• To align executive compensation with shareholder interests • To provide a competitive total compensation package
Stock Options	To provide performance based compensation, to encourage growth and share price appreciation

•                  To align executive compensation with shareholder interests and share growth

•                  To promote share ownership mindset

•                  To provide a competitive total compensation package

•                  Market practice of public companies

Mix of Target Total Compensation

The Company provides a significant portion of total compensation to executive officers in the form of annual and long-term incentives, with actual compensation paid based on the achievement of corporate performance goals, aligned with shareholder interests. Participation in variable at-risk programs are balanced with fixed compensation elements to ensure at-risk earnings are not too high and to discourage high risk behavior.

The Company is utilizing the Omnibus Equity Incentive Plan (“Omnibus Plan”), as approved by the Board on September 22, 2015 and ratified by shareholders on April 27, 2016, to issue equity grants to encourage share ownership, to provide for additional variable at-risk earnings and to promote a mindset of share price growth.  The Company continues to review its various plans to create a share ownership mindset within the executive levels linking more at-risk compensation to share price or ownership.

The chart below illustrates the average mix of the various components for Fiscal 2016 that active NEOs may receive as annual compensation, including base salary, annual incentive plan award, grant value of stock options, long-term incentive plan award, pension and all other compensation. Any base salary amounts in US Dollars were converted to Canadian Dollars using the Bank of Canada exchange rate of 1.3123 on the last trading day of Fiscal 2016, being January 27, 2017. This summary excludes any one-time payments, one-time grants, the Annual Performance Bonus for one NEO as the value is as of yet un-quantified for future transactions that may occur and any commuting / expatriate expenses made to any NEO during Fiscal 2016.

Aggregate Weighting of Compensation Components

for Active Named Executive Officers

3.1.8                     Total Compensation Decisions for Fiscal 2016

Base Salaries

Base salary reflects annual compensation received by an associate for the position they perform within the Company. Base salaries are normally set at median market values and balanced with relative roles and responsibilities and internal equity within the Company. The base salaries reflect accountabilities of the role, the incumbent’s performance in the role, as well as experience, individual qualifications and expected future contributions to the Company. Base salaries are normally benchmarked internally against similar roles and externally against comparable roles in peer companies to determine current market competitiveness.

Benefits and Perquisites

The Company provides the executive officers and designated salaried associates with competitive perquisites and benefits that allow them to focus on their daily responsibilities and the achievement of the Company’s objectives. The NEOs are provided with certain perquisites, which may include a company vehicle or vehicle allowance, educational assistance for dependent children, commuting or expatriate expense reimbursement and/or an annual perquisite allowance to cover club memberships and financial planning. The perquisites are provided to reinforce individual accountability for personal well-being and financial planning. All NEOs are provided with an annual comprehensive executive medical benefit. All executive officers of the Company are provided with reimbursement for premiums and higher plan maximums on optional life insurance and long-term disability insurance.

Retirement Benefits and Pension

The Sears Registered Retirement Plan (the “SRRP”) has two components: (i) a defined benefit (“DB”) component for service up to and including June 30, 2008, which also includes a Supplementary Retirement Plan (the “SRP”); and (ii) a defined contribution (“DC”) component, effective July 1, 2008, which does not include a supplementary retirement plan.

For further detailed information, refer to Section 3.7 - “Pension Plans”.

Annual Incentive Plan

The AIP is an important component of the total compensation package. It is designed to provide an annual financial reward based on the achievement of corporate financial performance. The AIP is designed to achieve three important objectives:

•                  Motivate and reward eligible associates who contribute to the Company’s achievement of the corporate financial performance metric;

•                  Provide associates with a competitive total compensation package; and

•                  Attract and retain talented associates.

For Senior Vice President roles and above, award levels and the applicable payout, expressed as a percentage of base salary, include the following:

	Range of AIP Awards (Percentage of Base Salary)
Position	Threshold (50% payout of target award)(1)(2)	Target (100% payout of target award)(1)(2)	Maximum (150% payout of target award)(1)(2)
Executive Chairman	87.5%	175%	262.5%
Executive Vice-Presidents	37.5%	75%	112.5%
Senior Vice-Presidents	30.0%	60%	90%

(1)  Payouts are determined based on the percentage of base salary and are pro-rated according to the commencement of program participation.

(2)   Represents an associate demonstrating the expected level of performance and being fully competent in the role.

For Fiscal 2016, the primary performance metric remained Adjusted EBITDA. However, changes to the performance and payout range were reviewed and approved by the HRCC, including the introduction of a “base level” of performance required for AIP funding. This base level was set below Threshold performance, but still required significant growth in Adjusted EBITDA from Fiscal 2015.

Adjusted EBITDA is a non-IFRS measure and excludes finance costs, interest income, income tax expense or recovery, depreciation and amortization and income or expenses of a non-recurring, unusual or one-time nature (“Adjusted EBITDA”). Adjusted EBITDA is a measure used by management, the retail industry and investors as an indicator of the Company’s operating performance, ability to incur and service debt, and as a valuation metric. While Adjusted EBITDA is a non-IFRS measure, management believes that it is an important indicator of operating performance because it excludes the effect of financing and investing activities by eliminating the effects of interest and depreciation and removes the impact of certain non-recurring, unusual or one-time nature items that are not indicative of our ongoing operating performance. Management believes Adjusted EBITDA gives investors greater transparency in assessing the Company’s results of operations. For Corporate Financial Performance metric, the Adjusted EBITDA also excludes the cost associated with payout under the AIP at Target to ensure the program is self funded (“AIP Adjusted EBITDA”).

For NEOs, their Fiscal 2016 AIP award was determined based on the following components, with base level corporate Adjusted EBITDA performance required for any AIP award:

The NEOs had a direct line of sight to the results as they were rewarded on corporate financial results and were required to achieve at least the AIP Adjusted EBITDA base level performance before a payout could occur. If the base performance level metric was achieved for the financial performance metric, the NEOs continued to have direct line of sight to the results through business KPIs, specific to each NEO.

Based on the achievement of base level Adjusted EBITDA, individual performance will impact the final AIP award. The individual performance metric coincides with the Company’s annual performance evaluation program. The final individual performance multiplier rate is subject to approval by the HRCC and will be a percentage up to the maximum for each established rating level.

Individual Performance Metric	Rating = 1	Rating = 2	Rating = 3(1)	Rating = 4	Rating = 5
AIP Payment Multiplier	0%	Up to 35%	Up to 100%	Up to 125%	Up to 150%

(1)  Represents an associate demonstrating the expected level of performance and being fully competent in the role.

For Fiscal 2016, the performance and payout range for Adjusted EBITDA included the following levels. With actual Adjusted EBITDA performance falling below the base level, there were no AIP payouts for NEOs for Fiscal 2016:

Range *	Base Level	Threshold	Target	Maximum	Actual
Corporate Adjusted EBITDA	($100) Million (Discretionary Performance)	($75) Million 30% of Target	$0	$25 Million 125% of Target	($282.7) Million
Payout	Based on available pool money	50% of Target	100% of Target	150% of Target	0% of Target

* If the actual result of the corporate financial performance metric is between the threshold to target or target to maximum performance levels described above, the award payable is adjusted on a straight-line basis between the threshold and target levels or target and maximum levels. Between the base level of performance and threshold no additional award is payable.

Subject to the terms of the applicable employment agreement, an associate must be actively employed on the date of AIP payment to be eligible to receive the payout (associates who retire or whose employment is terminated, voluntarily or involuntarily, before the date of payout, are not eligible for the payment). As well, associates must be in good performance standing and not undergoing disciplinary action or in a performance improvement program in order to receive their AIP payment. Associates who are on an approved leave of absence other than long-term disability (“LTD”), will receive their AIP payment upon their return to active employment. In the event an AIP participant dies or sustains an LTD claim during the year, and an AIP payout will occur for that same year, then such participant or his or her estate is entitled to a pro-rata AIP award payment, based on the date of LTD or death.

For Fiscal 2016, there were no payouts triggered under the AIP for the NEOs, based on the base level of the corporate financial performance metric, AIP Adjusted EBITDA, not being met.

Annual Performance Bonus

As one of the four primary work streams is focused on Real Estate, Mr. Champion is the only NEO  participant in the Annual Performance Bonus plan in which he is recognized for the successful completion of the sale and lease back or other monetization transactions of Sears Canada real estate, based on terms acceptable to the Executive Chairman.

For Fiscal 2016, Mr. Champion was eligible to receive 1% of the cash value of such transactions with a cumulative value of at least $60 million completed after June 23, 2016. Mr. Champion successfully achieved the threshold and received a payout of $600,000, representing 1% of $60 million.

On an annual basis thereafter, Mr. Champion is eligible for 1% of the cash value of all transactions completed in excess of $120 million from the effective date of June 23, 2016. Any such amounts earned in a fiscal year will be paid out in March following the end of that fiscal year.

In order to be eligible for any payments, the NEO must be actively employed and in good performance standing on the date of payment.

Long Term Incentive Plan

The LTIP provides a cash incentive for eligible executive officers and designated salaried associates, with a focus on corporate financial performance and return on investment for Shareholders.

The LTIP has both a performance-based and time-based component, designed to attract talent and measure and reward long-term corporate performance:

•                                          Performance component (75% weight) with payments tied to three-year Adjusted EBITDA, excluding the cost associated with payout under the LTIP at Target to ensure the program is self-funded (the “LTIP Adjusted EBITDA”). For each grant, the following performance and payout range applies:

Range *	Threshold	Target	Maximum
Payout	60% of Target	100% of Target	250% of Target

* If the actual result of the corporate financial performance metric is between the threshold to target or target to maximum performance levels described above, the award payable is adjusted on a straight-line basis between the threshold and target levels or target and maximum levels.

•                                          Time-based component (25% weight), with payments at the end of three years to serve as a retention component, with no link to the financial performance measure. In order to be eligible for payout, the participant must commence participation in the plan and remain eligible without interruption throughout the entire performance period up to and including payment date.

For the NEOs, the award levels and applicable payouts, expressed as a percentage of base salary, are described below:

	Range of LTIP Awards (Percentage of Base Salary)
	Time Component	Performance (EBITDA) Component Only
Position	Target (25% of target award)	Threshold (60% of target award) (1) plus time-based award	Target (100% of target award) (1) plus time- based award	Maximum (250% of target award) (1) plus time- based award
Executive Chairman	62.5%	112.5%	187.5%	468.8%
Executive Vice- Presidents	50.0%	90.0%	150.0%	375.0%
Senior Vice- Presidents	22.5%	40.5%	67.5%	168.8%

Following the HRCC’s approval, a new LTIP grant is made each year, with this “rolling” design (as demonstrated in the chart below) intended to serve as both a retention tool and an incentive plan to motivate long-term sustainable performance. For example, there are currently three outstanding LTIP cycles, which will mature on January 28, 2017 (the “2014-2016 LTIP”), February 3, 2018 (the “2015-2017 LTIP”), and February 2, 2019 (the “2016-2018 LTIP”), respectively:

Fiscal Years
	2014	2015	2016	2017	2018	2019
	Feb 2014 to	Feb 2015 to	Feb 2016 to	Feb 2017 to	Feb 2018 to	Feb 2019 to
	Jan 2015	Jan 2016	Jan 2017	Jan 2018	Jan 2019	Jan 2020
2014-2016	3-year Performance Period			Payout
2015-2017		3-year Performance Period			Payout
2016-2018			3-year Performance Period			Payout

2013 — 2015 LTIP

One of the NEOs, Ms. Penrice, was a participant in the 2013-2015 LTIP which had a partial payout in May 2016. All other NEOs were not participants in the 2013-2015 LTIP or Special LTIP as they were hired after the last day of the performance period in which participants could enter the plan.

Participant	Position	Time-based Component Payout	Performance-based Component Payout
B. Penrice	Executive Vice-President and Chief Operating Officer	$64,533	$0

Certain NEOs, being three Executive Vice Presidents, were excluded from participating in the 2013-2015 LTIP. Instead, these three Executive Vice Presidents were participants in the 2013-2015 Special LTIP, as described below under “Special LTIP”.  The Special LTIP was closed as of May 2016 when all achieved payouts were made.

2014-2016 LTIP

In 2014, the two Executive Vice-Presidents that were in the Special LTIP moved back into the 2014-2016 LTIP as well as other NEOs became participants of the 2014-2016 LTIP.

2015-2017 LTIP

In 2015, the NEOs were participants in the Turnaround Incentive Plan (the “TIP”), see below under “Turnaround Incentive Plan”.  However this plan was discontinued in March 2016 and eligible NEOs moved into the 2015-2017 LTIP.

2016-2018 LTIP

For Fiscal 2016, all NEOs participated in the LTIP, receiving the following grants. These values are not disclosed in the Summary Compensation Table until the date of payment, subject to performance, in February 2019.

2016 Awards Granted (Percentage of Base Salary)
Position	Target (100% of target award)
Executive Chairman	250%
Executive Vice- Presidents	200%
Senior Vice- Presidents	90%

Participation in the LTIP and eligibility for payment are subject to the participant being actively employed in an eligible position at the beginning of or within the first two fiscal quarters of the three-year performance period and on the date the award payment is made, and having been employed, without interruption, from the grant date to the end of the performance period. In the event the LTIP participant’s employment is terminated, voluntarily or involuntarily, or the participant retires before the end of the LTIP performance period, then such participant is not entitled to any part of the award. In the event an LTIP performance period achieves a payout, and the LTIP participant dies, sustains an LTD claim, is moved into a role deemed ineligible for the LTIP, or is on an authorized leave of absence (the “LTIP Eligibility Adjustment”) before the end of the LTIP performance period, then such participant, or his or her estate, is entitled to a pro-rata award payment based on the number of completed calendar days the participant was in the LTIP until the date of such LTIP Eligibility Adjustment.

Special LTIP

The Special LTIP provided a cash incentive for designated executives, including certain Executive Vice-Presidents, to promote superior return on investment for Shareholders. The Special LTIP was designed to measure and reward long-term corporate performance, as measured by the Company’s share price.

The Special LTIP Performance Period, which began on September 1, 2013, matured on May 1, 2016 (the “2013-2016 Special LTIP”) and recognized performance results during the same period.

Eligibility for the 2013-2016 Special LTIP excluded the participant from eligibility in the 2013-2015 LTIP. No Special LTIP was introduced for the 2014-2016, 2015-2017 or 2016-2018 LTIP performance periods.

Under the 2013-2015 Special LTIP, cash incentive awards were based on several performance levels of the Company’s share price performance (the “Share Trigger Price”). Cash awards for the participants would “crystallize” if certain levels of the Share Trigger Price were realized for a period of 15 out of 20 trading days, at any time during the Special LTIP performance period.

Vesting of awards occurred on the last day of the Special LTIP performance period, being May 1, 2016, if the participant had remained an active employee of the Company for the duration of the Special LTIP performance period. However, if the participant was terminated without cause, died, or became disabled, and a Share Trigger Price had been achieved before such termination, death or disability or the Share Trigger Price was achieved within 90 days after such termination without cause, death or disability, then any Share Trigger Price performance level achieved at such time was deemed to have vested on the date of termination without cause, death or disability.

The Share Trigger Price was to be adjusted to the extent of any dividends paid dollar for dollar.

If the Company’s shares traded above any 50 cent per share level for a period of 15 out of 20 trading days, between $15.00 and $17.50 or $17.50 and $20.00 or $20.00 and $22.00, or any revised Share Trigger Price as a result of a dividend adjustment, the amount of the cash incentive award would be determined by interpolating on a straight-line basis between the two corresponding award performance levels for the achieved Share Trigger Price.

For eligible Executive Vice-Presidents, all payments that vested on May 1, 2016 for the 2013-2015 Special LTIP were paid based on the vested share price. All payments received are summarized below and reflected in the Summary Compensation Table. The 2013-2015 Special LTIP is now closed.

Participant	Position	Share Trigger Price ($21.00) (3)
E.J. Bird (1)	Former Executive Vice President	$2,750,000
Klaudio Leshnjani	Former Executive Vice President	$2,750,000
Stephen Champion (2)	Executive Vice President	$525,000

(1)         No tax equalization applies for any participant who is not a Canadian resident.

(2)         Calculated at multiples of 0.75x, 1.0x, 1.5x and 2.0x base salary, respectively,  as of November 14, 2013.

(3)        Share price adjusted post dividend issuance, adjusted price of $16.00 ($21.00 pre-dividend adjustment) achieved March 28, 2014 (15 out of 20 trading days).

Turnaround Incentive Plan

The 2015-2017 TIP provided a cash incentive for specific executive leadership team members and designated salaried associates, designed to measure and reward long-term corporate performance, as measured by the Company’s share price. Members were deemed eligible based on their role to deliver four key criteria: Driving Value, Visionary, Resource Planning, and Culture Building. All NEOs, with the exception of the Executive Chairman, were participants in the TIP.

As of March 2016, the Company’s share price was well below the established threshold performance for payment. As a result, it was determined that performance was seen as unattainable and the Company discontinued the TIP in March 2016. Participants were transitioned back into the 2015-2017 LTIP, with design features and Adjusted EBITDA goals consistent with other LTIP participants. There was no payout under the TIP and this plan is now closed.

Restricted Share Units

Mr. Stranzl

On September 22, 2015, Mr. Stranzl received a grant of 500,000 Restricted Share Units (“RSUs”) under the Omnibus Plan pursuant to the terms of his Employment Agreement. Each RSU represents the right to receive on settlement one Share of the Company issued from treasury or a cash payment equal to the then fair market value of the Shares. The Omnibus Plan and Mr. Stranzl’s grant were approved by the Board on September 22, 2015 and ratified by Shareholders on April 27, 2016.

Subject to earlier pro-rata vesting in accordance with Mr. Stranzl’s Employment Agreement, the vesting of Mr. Stranzl’s RSUs occurs in equal one-third installments on each anniversary date of the grant in 2016, 2017 and 2018.

In order to align his compensation more closely with the Company’s pay for performance philosophy, in which equity-based compensation value is contingent upon achieving share price appreciation, Mr. Stranzl proposed, and the HRCC and Board agreed, to cancel his RSUs in consideration for the issuance to him of an equity grant of 500,000 stock options. As a result of the cancellation, Mr. Stranzl did not realize any value from the vested portion of the RSUs, which at the date the first 166,167 would have vested had a value of $564,998. Furthermore, the effect of the change is that Mr. Stranzl will receive a lower economic value of compensation from the options in comparison to the RSUs regardless of any appreciation in the price of the common shares. To reflect this change, the Summary Compensation Table includes the cancellation of RSUs granted for Fiscal 2015 and the issuance of the new stock options in replacement. See Stock Options below for details of the option grant to Mr. Stranzl.

Stock Options

The Board has approved the issuance of 500,000 stock options to Mr. Stranzl with a grant date of the fourth trading day following the release of the Company’s year-end financial results for Fiscal 2016.

Subject to earlier expiry in accordance with the Omnibus Plan and in accordance with Mr. Stranzl’s Option Agreement, the stock options will cease to be exercisable and will expire seven years from the grant date. The stock options vest in equal one-third installments: one third immediately upon grant and one third on each of September 22, 2017 and September 22, 2018, to replicate the vesting schedule of the original 2015 RSU grant.

The options, and any Shares issuable in respect thereof, will be subject to a one-year hold period following the date of vesting of the applicable option.

Mr. Geddes

On May 6, 2016, Mr. Geddes was granted 67,000 stock options at an exercise price of $4.81 per Share under the Omnibus Plan pursuant to the terms of his Employment Agreement.

Subject to earlier expiry in accordance with the Omnibus Plan and in accordance with Mr. Geddes’ Option Agreement, the stock options will cease to be exercisable and will expire on December 12, 2020. The stock options vest in equal one-quarter installments on each anniversary date of the grant in 2017, 2018, 2019 and 2020 and have a one-year hold period.

The Company does not permit the use of hedging strategies to monetize and/or reduce market risk associated with equity compensation granted by the Company held directly or indirectly.

3.1.9                     Discretionary Compensation

The HRCC may exercise its discretion to award compensation payments to NEOs and certain other salaried associates, if performance metrics for variable compensation have not met thresholds required to trigger payouts. The HRCC may also exercise its discretion to reduce or increase any awards or payouts to NEOs and certain other salaried associates, based on the achievement of performance metrics and individual contributions to business results. The HRCC may also exercise its discretion to offer other one-time awards to NEOs and other salaried associates to attract, retain and recognize associates for their contributions to the Company.

In Fiscal 2016, the HRCC exercised reasonable discretion to offer one-time cash awards to specific NEOs for the purpose of a signing bonus and recognition bonuses for contributions to the Company, such amounts are disclosed in the Summary Compensation Table for Fiscal 2016 in Section 3.4.

3.1.10              Looking Ahead to 2017

In Fiscal 2017, the HRCC intends to complete a comprehensive review of the variable compensation programs and, as appropriate, may make design changes for the 2017 fiscal year, in particular to the long-term incentive plans. The Company does not anticipate any other significant changes to the other incentive plans or compensation policies or practices for the NEOs in fiscal 2017.

3.2                               Report on the Executive Chairman’s Compensation

Brandon G. Stranzl was appointed Executive Chairman of the Company on a permanent basis on September 1, 2015. Previously, Mr. Stranzl served the Board as the Company’s Chairman, beginning April 23, 2015, and the Executive Chairman of the Company on a contract basis from July 2, 2015 until September 1, 2015.

The Company entered into an employment agreement with Mr. Stranzl on September 1, 2015 (the “Stranzl Employment Agreement”). The Stranzl Employment Agreement specifies Mr. Stranzl’s compensation with respect to his base salary, his AIP, LTIP, RSUs and the reimbursement of business and lodging expenses. Under the Stranzl Employment Agreement, Mr. Stranzl is entitled to a base salary of $1,200,000 (USD) per annum.

Mr. Stranzl’s target bonus amount under the AIP is 175% of his annual base salary. For the 2016 AIP, Mr. Stranzl did not receive a payout as the Company did not achieve the base level of Adjusted EBITDA performance required for payout.

Mr. Stranzl is also eligible to participate in the 2016-2018 LTIP.  Mr. Stranzl’s target grant under the LTIP is 250% of his annual base salary.

On September 22, 2015, Mr. Stranzl received a grant of 500,000 RSUs. The RSUs have now been cancelled, and in consideration for Mr. Stranzl’s agreement to cancel his RSUs, he has been granted 500,000 stock options. See Section 3.1.8 “Total Compensation Decisions for Fiscal 2016 - Restricted Share Units” and “Stock Options” for further details.

Mr. Stranzl is reimbursed for reasonable and actual out-of-pocket business expenses, as well as certain expenses of an expatriate relocation nature.

3.3                               Performance Graph

The following graph compares the cumulative total shareholder return on of a $100 investment in the Shares of the Company over the last five fiscal years with the cumulative total shareholder return (“TSR”) of the S&P/TSX Composite Index over the same period.

In each case, the total shareholder return includes both share price performance and the reinvestment of all dividends paid over the five year period. The Company’s total shareholder return includes extraordinary cash dividends of $1.00 per Share in Fiscal 2012 and $5.00 per Share in Fiscal 2013.

Five-Year Cumulative Total Return

$180.00
$160.00
$140.00
$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$0.00

	Fiscal 2011 (Jan. 12)	Fiscal 2012 (Feb. 13)	Fiscal 2013 (Feb. 14)	Fiscal 2014 (Jan. 15)	Fiscal 2015 (Jan. 16)	Fiscal 2016 (Jan. 17)
SEARS CANADA INC	$100.00	$89.29	$168.33	$154.09	$79.63	$24.08
S&P/TSX COMPOSITE INDEX	$100.00	$105.55	$116.79	$128.77	$116.02	$143.36

The primary measure of Company performance is Adjusted EBITDA, with a reasonable correlation to Company total shareholder return. The Company’s compensation philosophy is to establish a strong relationship between executive compensation and corporate results through variable compensation.

•                                          In Fiscal 2012, total NEO compensation decreased, corresponding with the downward trend of the Company’s TSR value

•                                          In Fiscal 2013, total NEO compensation increased, corresponding to an improvement in the Company’s TSR value

•                                          In Fiscal 2014, total NEO compensation remained relatively constant from the prior year,

corresponding to a slight decrease in the Company’s TSR value

•                                          In Fiscal 2015, total NEO compensation remained relatively constant as the Company’s TSR value saw a decrease

•                                          In Fiscal 2016, with the exception of one-time awards paid in Fiscal 2016 for prior compensation, base salaries and all other compensation remained relatively constant for comparable roles as the Company experienced decreases in the Company’s TSR value

3.4                               Summary Compensation Table for Fiscal 2016

The following table provides a summary of compensation information for the NEOs during Fiscal 2016 as well as the restatement to Mr. Stranzl’s compensation for the 2015 fiscal year as a result of the cancellation of his RSUs.

Summary Compensation Table for Fiscal 2016

					Non-Equity Incentive Plan Compensation
NEO Name and Principal Position	Year	Salary ($) (1)	Share- based awards ($) (2)	Option- based awards ($) (3)	Annual Incentive Plans ($) (4)	Long-Term Incentive Plan ($) (5)		Pension Benefit Value ($) (6)	All Other Compensation ($) (7)	Total Compensation ($) (8)
B. Stranzl (2), (3), (7), (8) Executive Chairman	2016	1,571,050	—	—	Nil	Nil		Nil	1,468,068	3,039,118
	Restated 2015	935,270	—	295,000	Nil	Nil		Nil	729,717	1,959,987
	2014	—	—	—	—	—		—	—	—
E. Bird (6), (7), (8) Former Executive Vice-President and Chief Financial Officer	2016	380,841	—	—	Nil	2,750,000	(6)	Nil	1,001,856	4,132,697
	2015	905,864	—	—	Nil	Nil		Nil	765,838	1,671,702
	2014	700,000	—	—	Nil	Nil		Nil	665,215	1,365,215
B. Wong (7), (8) Executive Vice-President and Chief Financial Officer	2016	408,333	—	—	137,500	Nil		9,691	44,275	599,799
	2015	205,833	—	—	150,000	Nil		7,390	17,482	380,705
	2014	—	—	—	—	—		—	—	—
K. Leshnjani (6), (7), (8) Former Executive Vice-President and Chief Operating Officer	2016	Nil	—	—	Nil	2,750,000	(6)	14,113	670,654	3,434,768
	2015	600,000	—	—	Nil	Nil		(17,543)	88,241	670,698
	2014	600,000	—	—	Nil	Nil		60,310	66,359	726,669
S. Champion (6), (8) Executive Vice-President, Real Estate and Strategic Opportunities	2016	521,212	—	—	1,600,000	550,000	(6)	9,253	40,664	2,721,129
	2015	366,667	—	—	75,000	Nil		9,187	43,620	494,474
	2014	300,000	—	—	75,000	Nil		Nil	46,211	421,211
B. Penrice (5), (7), (8) Executive Vice-President and Chief Operating Officer	2016	575,000	—	—	425,000	64,533		9,107	50,786	1,124,426
	2015	425,000	—	—	58,500	Nil		8,603	32,400	524,503
	2014	400,000	—	—	Nil	Nil		1,167	32,695	433,862
M. Geddes (3), (8) Senior Vice-President, Merchandise Planning and Operations	2016	450,000	—	137,350	250,000	Nil		9,983	32,450	879,783
	2015	198,214	—	—	Nil	Nil		Nil	25,436	223,650
	2014	—	—	—	—	—		—	—	—

Notes:

(1)          Base salary represents actual salary earnings received in each fiscal year in Canadian currency. Mr. Stranzl is entitled to a base salary of $1,200,000 (USD) per annum. His base salary is converted on a monthly basis from USD to CND around the 25th of each month based on the noon daily exchange in place on the date of conversion for payment.

(2)          Share-based awards are based on:

Mr. Stranzl was granted 500,000 RSUs on September 22, 2015. Based on the 5-day weighted average price of the Shares ending on September 22, 2015, a value of $7.89 per RSU was used to determine the grant date value of $3,945,000. Mr. Stranzl and the Company have now agreed to cancel all 500,000 of these RSUs. None of these RSUs were settled and, accordingly, there was no realized value from the award, including with respect to the 166,167 RSUs that would have vested on September 22, 2016 with a value of $554,998. As a result, Mr. Stranzl’s original total compensation for 2015 has been restated from $5,609,987 to $1,999,987 to more accurately reflect the grant date value of compensation awards made in respect of 2015 compensation. See Note (3) below and Section 3.1.8 “Total Compensation Decisions for Fiscal 2016 - Restricted Share Units” for further details.

					Non-Equity Incentive Plan Compensation
NEO Name and Principal Position	Year	Salary ($) (1)	Share- based awards ($)	Option- based awards ($)	Annual Incentive Plans ($)(4)	Long-Term Incentive Plan ($)(5)	Pension Benefit Value ($)	All Other Compensation ($) (7)	Total Compensation ($)
B. Stranzl Executive Chairman	Original 2015	935,270	3,945,000	—	Nil	Nil	Nil	729,717	5,609,987
	Restated 2015	935,270	—	295,000	Nil	Nil	Nil	729,717	1,959,987

(3)          Option-based awards are based on:

In consideration of the agreement to cancel his 500,000 RSUs, Mr. Stranzl received a grant of 500,000 stock options, with an exercise price of $1.44, being the greater of (i) the average closing price of the common shares on the Toronto Stock Exchange for the three trading days preceding May 1, 2017, the date of grant, and (ii) the closing price of the common shares on the Toronto Stock Exchange on the trading day preceding the date of grant. The options vest as follows: as to one-third on the date of grant and one-third on each of September 22, 2017 and 2018, to coincide with the original vesting dates of his RSUs. For the purposes of both compensation and accounting statements, the grant date value of each stock option is based on a Black-Scholes Value of $0.59  See Section 3.1.8 “Total Compensation Decisions for Fiscal 2016 - Stock Options” for further details.

Mr. Geddes received a stock option grant in June 2016 of 67,000 options, which vest equally over four years until 2020. The exercise price is $4.81. For the purposes of both compensation and accounting statements, the grant date value of each stock option is based on a Black-Scholes Value of $2.05.

(4)          Includes annual non-equity incentive plan compensation, such as discretionary cash awards, and retention bonuses. For Fiscal 2016, the Company did not meet the base level of performance in the AIP Adjusted EBITDA; as a result, there will be no AIP payouts for the NEOs. Refer to Section 3.1.8 “Total Compensation Decisions for Fiscal 2016 - Annual Incentive Plan” for additional information on AIP measurements.

(5)          For the 2014-2016 LTIP, the corporate performance measure of LTIP Adjusted EBITDA did not meet the threshold level. As a result, there will not be a full payout for the 2014-2016 LTIP payouts for the NEOs. The time-based component of the 2014-2016 LTIP will not vest until May 2017. NEOs actively employed with the Company on May 25, 2017 will receive a partial payout for the time-based component of the 2014-2016 LTIP.  NEOs that were participants in the 2013-2015 LTIP who were active on May 25, 2016 received the time-based component of the 2013-2015 LTIP as set out in the table above.  Refer to Section 3.1.8 “Total Compensation Decisions for Fiscal 2016 - Long Term Incentive Plan” for additional information on LTIP measurements.

(6)          The Special LTIP in which Mr. Bird, Mr. Leshnjani and Mr. Champion participated in, vested during Fiscal 2016 based on the crystallized awards. Any payments received are reflected in this column. Refer to Section 3.1.8 “Total Compensation Decisions for Fiscal 2016 - Special LTIP” for additional information on the Special LTIP measurements

(7)          For Fiscal 2016, these amounts include perquisites, tax equalization payments, transition related payments as a result of their departure for certain NEOs, and other compensation for each NEO. The aggregate value of perquisites and benefits for Messrs. Champion and Geddes are less than the lesser of $50,000 or 10% of the NEOs total annual salary for Fiscal 2016. The perquisite and other personal benefits which individually exceed 25% of the total perquisites and other personal benefits for Messrs. Stranzl, Bird, Wong and Leshnjani and Ms. Penrice are set out below:

B. Stranzl	Tax Equalization ($689,674), and Expatriate Lodging Accommodation ($384,500)
E. Bird	Tax Equalization ($495,338), and Transition Payments ($416,090)
B. Wong	Vehicle Allowance ($18,000), and Perquisite Allowance ($24,725)
K. Leshnjani	Transition Payments ($614,091)
B. Penrice	Vehicle Allowance ($18,000), Officer LTD Reimbursement ($18,336), and Perquisite Allowance ($12,900)

(8)          Brandon G. Stranzl is currently the Executive Chairman of the Company, a position he assumed effective September 1, 2015. Prior to this Mr. Stranzl was the Executive Chairman of the Company on a contract basis from July 2, 2015 until September 1, 2015.

E. J. Bird was the Executive Vice-President and Chief Financial Officer of the Company until his departure effective June 30, 2016.

Billy Wong is the Executive Vice-President and Chief Financial Officer of the Company and assumed this position effective December 1, 2016, after being appointed Interim Chief Financial Officer in July 2016. Prior to this role, Mr. Wong held the position of SVP, Corporate Financial Planning from February 1, 2016 until July 2016 when he assumed the interim CFO role and Vice President, Corporate Financial Planning from March 2, 2015 until February 1, 2016. Mr. Wong was rehired on March 2, 2015 when we assumed the Vice-President role after leaving the Company for a brief period of time from March 22, 2014 until March 2, 2015. Prior to March 22, 2014 Mr. Wong held the position of Divisional Vice-President, Corporate Financial Planning. Mr. Wong joined the Company in January 2010 as a Financial Analyst.

Klaudio Leshnjani was the Executive Vice-President and Chief Operating Officer of the Company until his departure effective February 1, 2016.

Stephen Champion is the Executive Vice-President, Real Estate and Strategic Opportunities, a position he assumed effective July 1, 2016.  Prior to this role, Mr. Champion was the Senior Vice-President, Real Estate, from July 2014 to June 2016, Vice-President, Real Estate, from March 2013 to June 2014 and Divisional Vice-President, Real Estate from November 2011 to February 2013.  Mr. Champion joined the Company in March 2011 as Associate Vice-President, Strategy and Project Management.

Becky Penrice is the Executive Vice-President and Chief Operating Officer, a position she assumed effective April 1, 2016, after being appointed Senior Vice-President and Interim Chief Operating Officer on February 2, 2016. Prior to this role, Ms. Penrice was the Senior Vice-President, Human Resources and Information Technology from September 2015 to February 2016 and Senior Vice-President, Human Resources at the Company from December 2013 the time she joined the Company until August 2015.

Michael Geddes is the Senior Vice-President, Merchandise Planning and Operations, a position he assumed effective August 24, 2015 when he joined the Company.

3.5                               Incentive Plan Awards

Outstanding share-based awards and option-based awards

	Option-based Awards				Share-based Awards
Name (a)	Number of securities underlying unexercised options (#) (b)	Option exercise price ($) (c)	Option expiration date (d)	Value of unexercised in-the money options ($) (e)	Number of shares or units of shares that have not vested (#) (f)	Market or payout value of share- based awards that have not vested ($) (g)	Market or payout value of vested share-based awards not paid out or distributed ($) (h)
B. Stranzl(1)	500,000	1.44	May 1, 2024	Nil	—	—	—
M. Geddes	67,000	4.81	Dec 12, 2020	Nil	—	—	—

(1)       See notes (2) and (3) to the Summary Compensation Table for Fiscal 2016.

Incentive plan awards — value vested or earned during the year

Name (a)	Option-based awards — Value vested during the year ($) (b)	Share-based awards — Value vested during the year ($) (c)	Non-equity incentive plan compensation — Value earned during the year ($) (d)
B. Stranzl(1)	Nil	—	Nil
E. Bird	—	—	2,750,000
B. Wong	—	—	137,500
K. Leshnjani	—	—	2,750,000
S. Champion	—	—	2,150,000
B. Penrice	—	—	489,533
M. Geddes(2)	Nil	—	250,000

(1)         See notes (2) and (3) to the Summary Compensation Table for Fiscal 2016.

(2)         Mr. Geddes received a grant of 67,000 stock options during Fiscal 2016; however, the first one-quarter does not vest until May 6, 2017.

3.6                               Omnibus Equity Incentive Plan

The Company established the Omnibus Plan effective as of September 22, 2015 which permits the grant of options to acquire Shares (“Options”), tandem share appreciation rights (“SARs”), restricted share units (“RSUs”) and performance share units (“PSUs”). The material features of the Omnibus Plan are summarized below.

Administration

The Omnibus Plan is administered by the Human Resources and Compensation Committee of the Board (the “HRCC”). The HRCC determines which officers and employees of the Company or its designated affiliates are eligible to receive awards under the Omnibus Plan. Grants of awards are subject to the approval of the Board following the recommendation of the HRCC.  In addition, the HRCC administers and interprets the Omnibus Plan and may adopt, amend or rescind any administrative rules, regulations, procedures and guidelines relating to the Omnibus Plan or any awards granted under the Omnibus Plan, as it deems appropriate.

Eligibility

All employees of the Company or its designated affiliates are eligible to participate in the Omnibus Plan. Non-employee directors are not eligible to participate in the Omnibus Plan.

Shares Subject to the Omnibus Plan and Participation Limits

The Omnibus Plan provides that the number of Shares available for issuance upon the exercise of Options or SARs or the settlement of RSUs or PSUs cannot exceed 8,000,000, representing approximately 7.6% of the issued and outstanding Shares as at the date hereof. Shares underlying RSUs or PSUs which have expired or have been cancelled or settled in cash or without issuing Shares from treasury will again become available for issuance under the Omnibus Plan.

The Omnibus Plan is subject to the following participation limits: (i) no more than 10% of the outstanding Shares may be issued under the Omnibus Plan or pursuant to any other security- based compensation arrangements of the Company during any one year period; and (ii) no more than 5% of the outstanding Shares may be issued under the Omnibus Plan or pursuant to any other security-based compensation arrangements of the Company to any one person. The annual utilization limit is established at the lesser of 2% of the Shares outstanding or 2,000,000 Shares per year.

The number of Shares that may be issued to insiders of the Company, within any one year period, and issuable to insiders of the Company, at any time, under the Omnibus Plan, or when combined with all of the Company’s other security-based compensation arrangements, cannot exceed 10% of the outstanding Shares, respectively.

Types of Awards

Awards under the Omnibus Plan may include Options, SARs, RSUs and PSUs. These awards are discussed in more detail below.

Options

The HRCC may grant Options to any participant under the Omnibus Plan at any time. The exercise price for Options will be determined by the HRCC, but may not be less than the fair market value of a Share (being the closing price of a common share on the TSX on the last trading day immediately prior to the applicable date (the “Market Value”)) on the date the Option is granted.

Options will vest in accordance with the vesting schedule established by the HRCC on the grant date.

Options must be exercised within a period fixed by the HRCC that may not exceed 10 years from the date of grant, provided that if the expiry date falls during or within 10 business days immediately following a blackout period, the expiry date will be automatically extended until 10 business days after the end of the blackout period. The Omnibus Plan also provides for earlier expiration of Options upon the occurrence of certain events, including the termination of a participant’s employment.

In order to facilitate the payment of the exercise price of the Options, the Omnibus Plan has a cashless exercise feature (with a full deduction from the number of Shares available for issuance under the Omnibus Plan). The participant may elect to receive (i) an amount in cash per Option equal to the cash proceeds realized upon the sale of the Shares underlying the Option by a securities dealer in the capital markets, less the applicable exercise price and any applicable withholding taxes, (ii) an aggregate number of Shares that is equal to the number of Shares underlying the Option minus the number of Shares sold by a securities dealer in the capital markets as required to realize cash proceeds equal to the applicable exercise price and any applicable withholding taxes, or (iii) a combination of (i) and (ii). The transfer costs incurred to sell the Shares will be deducted from the net proceeds payable to the participant.

SARs

The HRCC may grant SARs to any participant in connection with the grant of an Option, either on the grant date or anytime thereafter but prior to the expiry of the Option. SARs are exercisable only at the same time, by the same person and to the same extent as the related Option is exercisable. A SAR is a right to surrender to the Company an Option in exchange for a cash payment (net of applicable withholding taxes) equal to the excess of the Market Value on the date of exercise over the exercise price of the related Option (the “in-the-money amount”). The Company may, in its sole discretion, instead of making a cash payment, issue to the participant the number of Shares that is equal to the in-the-money amount divided by the Market Value as at the exercise date.

RSUs and PSUs

The HRCC may grant RSUs and PSUs to any participant under the Omnibus Plan at any time. The terms and conditions of grants of RSUs or PSUs, including the quantity, type of award, grant date, vesting conditions, vesting periods, settlement date, expiry date and other terms and conditions with respect to the awards, will be set out in the participant’s grant agreement. Subject to any employment or other agreement with a participant to the contrary and the change of control provisions described below and unless otherwise determined by the HRCC, the RSUs will generally vest as to one-third on each of the first, second and third anniversaries of the grant date.

In the case of PSUs, the performance-related vesting conditions may include financial or operational performance of the Company, total shareholder return, individual performance criteria or other criteria as determined by the HRCC, which will be measured over a specified period.

Subject to the achievement of the applicable vesting conditions, on the settlement date of an RSU or PSU, the Company will either (i) issue from treasury the number of Shares covered by the RSUs or PSUs and related Dividend Share Units (as defined below), or (ii) deliver to the participant an amount in cash (net of applicable withholding taxes) equal to the number of Shares covered by the RSUs or PSUs and related Dividend Share Units multiplied by the Market Value as at the settlement date.

Hold Periods

Any equity-based or share settled awards will be subject to a hold period of between one and five years from the date of vesting of the applicable award.

Dividend Share Units

When dividends (other than stock dividends) are paid on Shares, additional share units (“Dividend Share Units”) will be automatically credited to each participant who holds RSUs or PSUs on the record date for such dividends. The number of Dividend Share Units to be credited to a participant is equal to the aggregate number of RSUs and PSUs held by the participant on the relevant record date multiplied by the amount of the dividend paid by the Company on each Common Share, and then divided by the Market Value of the Shares on the dividend payment date. Dividend Share Units credited to a participant are subject to the same vesting conditions applicable to the related RSUs or PSUs.

Termination of Employment

Unless otherwise determined by the HRCC, upon a participant’s resignation or termination of employment without cause, all rights, title and interest in awards granted to the participant under the Omnibus Plan that are unvested on the termination date will be forfeited. Options that have vested as of the termination date may be exercised until the earlier of 60 days after the termination date (in the event of a resignation) or 90 days after the termination date (in the event of a termination without cause) and the expiry date of the Options, after which time all Options will expire.

Unless otherwise determined by the HRCC, upon termination of a participant’s employment for cause, all rights, title and interest in awards granted to the participant under the Omnibus Plan, whether vested or unvested on the termination date, will be forfeited.

Unless otherwise determined by the HRCC, upon a participant’s termination of employment as a result of death, retirement or disability, all rights, title and interest in Options granted to the participant under the Omnibus Plan which are unvested on the date of death, retirement or disability, as applicable, will be forfeited. Options that have vested as of the date of death, retirement or disability, as applicable, may be exercised until the earlier of 12 months after the date of death, retirement or disability, as applicable, and the expiry date of the Options, after which time all Options will expire.

Change of Control

Unless otherwise determined by the HRCC, if a participant’s employment terminates for any reason other than a termination for cause within 24 months following a change of control of the Company, all RSUs and PSUs granted to the participant under the Omnibus Plan will immediately vest and be settled (assuming target performance was achieved in respect of PSUs) and all Options will immediately vest and be exercisable until the earlier of 90 days after the termination date and the expiry date of the Options, after which time all Options will expire.

In the event of a change of control of the Company, the HRCC has the authority to take all necessary steps (subject to applicable law, including the rules of the TSX) to ensure the preservation of the economic interests of the participants in, and to prevent the dilution or enlargement of, any awards granted under the Omnibus Plan, including ensuring that the Company or any entity which is or would be the successor to the Company or which may issue securities in exchange for the Shares upon the change of control will assume each outstanding award, or provide each participant with new or replacement or amended awards which will continue to vest following the change of control on similar terms and conditions as provided in the Omnibus Plan, failing which all outstanding awards will vest and settle or be exercisable, as applicable, prior to the date on which the change of control is consummated.

Adjustments

In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation, spin-off or other distribution (other than normal cash dividends) of the Company’s assets to Shareholders, or any other change in the capital of the Company affecting Shares that, in the opinion of the HRCC, would warrant the amendment or replacement of any existing awards (collectively, the “Adjustment Events”), the Omnibus Plan provides for appropriate adjustments in the number of Shares that may be acquired upon the exercise of Options, the exercise price of outstanding Options and SARs or the number of RSUs or PSUs credited to a participant, as necessary in order to preserve proportionately the rights and obligations of the participants under the Omnibus Plan.

In the event that the HRCC determines that the adjustments noted above would not preserve proportionately the rights and obligations of the participants, or the HRCC otherwise determines it is appropriate, the HRCC may permit the vesting and exercise or settlement, as applicable, of any outstanding awards that are not otherwise vested and the cancellation of any outstanding awards which are not exercised or settled within any specified period. Such vesting or cancellation, as the case may be, will be effective no later than the business day immediately prior to the date such Adjustment Event is consummated.

Amendment or Discontinuance

The HRCC may amend, suspend or terminate the Omnibus Plan, or any portion thereof, subject to applicable law (including stock exchange rules) that requires the approval of shareholders or any governmental or regulatory body, provided that no such action may be taken that adversely alters or impairs any rights of a participant under any award previously granted without the consent of such affected participant.

Notwithstanding the above, the HRCC may make certain amendments to the Omnibus Plan or to any award outstanding thereunder without seeking Shareholder approval, including housekeeping amendments, amendments to comply with tax laws, amendments to reduce or restrict participation or amendments to accelerate vesting. The following types of amendments cannot be made without obtaining Shareholder approval:

•                        increasing the number of Shares reserved for issuance under the Omnibus Plan;

•                        increasing the length of the period after a blackout period during which Options may be exercised;

•                        permitting the participation of non-employee directors in the Omnibus Plan;

•                        removing or exceeding the insider participation limit;

•                        reducing the exercise price of an Option, except pursuant to an Adjustment Event;

•                        extending the expiry date of an award held by an insider, except for an automatic extension of an award that expires during or shortly following a blackout period;

•                        permitting awards to be transferred or assigned other than for normal estate settlement purposes; or

•                        amending the amendment provision under the Omnibus Plan.

Assignment

Except as required by law, the rights of a participant under the Omnibus Plan are not capable of being assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of such participant.

3.7                               Pension Plans

The SRRP has two components: (i) a DB component for service up to and including June 30, 2008, which also includes a SRP and (ii) a DC component effective, July 1, 2008, which does not include a SRP.

None of the active NEOs are participants in the DB component of the SRRP or SRP as they were all hired after July 1, 2008 and therefore they are only eligible to participate in the DC component of the SRRP.

3.7.1                     Amendments to the Pension Plans

The Company amended the SRRP, effective July 1, 2008, by introducing the DC component. Contributions by the members towards the DB component were discontinued and the members will keep all pension benefits accrued up to and including June 30, 2008 in the existing DB component of the SRRP. After this date, compensation growth in future years will continue to be included in the calculation of the DB component of the pension, although no further service credit will be earned.

Under the DC component of the SRRP, members are able to contribute a percentage of their eligible earnings subject to statutory limits. Associates who became eligible to join the SRRP on and after July 1, 2008 have the option to enroll in the DC component of the SRRP, except where enrollment is mandatory due to provincial legislation. The Company’s contributions are determined based on the member contributions using a matching formula. Currently, the Company’s contributions are equal to a maximum of 3.5% of an associate’s eligible earnings.

The plan design allows members to have control over their retirement savings through variable contribution levels and a range of investment options.

3.7.2                     Entitlements under the SRRP and the SRP

One former NEO participated in the DB component of the SRRP. Under the SRRP pension accrual formula, the annual pension payable at age 65 for the participating NEO is calculated as follows:

For Credited Years of Service after January 1, 1987

Years of credited service multiplied by 1% of “Pensionable Earnings” between 20% and 100% of the Canada Pension Plan/Quebec Pension Plan (CPP/QPP) covered earnings limit, plus 1.75% of “Pensionable Earnings” above the Canada Pension Plan/Quebec Pension Plan (CPP/QPP) limit. “Pensionable Earnings” are the average annual remuneration in the best three consecutive years of the last ten years of employment.

Annual remuneration includes base salary and actual AIP bonus amount paid.

Registered DB plans, such as the SRRP, are subject to a maximum annual benefit under the Income Tax Act (Canada). In 2016, the maximum was $2,890.00 for each pensionable year of service. High income earning associates may be eligible for a pension from the SRP.

One former NEO and other associates who are members of the DB component of the SRRP were entitled to receive, upon retirement, an additional pension from the unregistered SRP. The SRP provides a benefit based on the SRRP formula representing the difference between the pension determined in accordance with the SRRP and the maximum annual benefit under the Income Tax Act (Canada). In the past, pensions payable under the SRP were not funded or otherwise secured but simply paid through the general revenues of the Company. In October 2005, the Board authorized the Company to fund the actuarial liability corresponding with the SRP for all current retirees and other members of the SRP as they retire or otherwise become eligible for funding. Effective January 1, 2010, the funding method for all eligible associates who retire on or after January 1, 2010 changed to be funded on a pay-as-you-go basis from general revenues of the Company. Those who retired prior to January 1, 2010 will continue to receive SRP payments from an actuarial fund. The estimated SRP assets were $48.3 million as at December 31, 2016.

The form of pension is as follows:

(a) for a member who has no spouse at the date of pension commencement, monthly installments for the member’s lifetime, but if the member dies before receiving 120 monthly payments, the commuted value of the balance of such 120 monthly payments is paid to the member’s beneficiary; and

(b) for a member who has a spouse at the date of pension commencement, monthly installments for the greater of the member’s lifetime and 120 months, and continuing thereafter, reduced by 331/3%, to the surviving spouse, if any, for the spouse’s lifetime. The monthly amount is reduced so that the actuarial value of this pension is equal to the actuarial value of the pension in (a) above.

Under the DB component of the SRRP, normal retirement is the last day of the month in which a member turns age 65. Members may take early retirement at any time after reaching age 55. However, since the pension will be spread out over a longer period of time, depending on a member’s pensionable service, reductions may apply to the monthly pension. Service for this purpose includes any service that is not credited, as well as credited service.

On January 31, 2014, the Company announced a change in the indexing of the pension. Effective January 1, 2014 pensions to retirees are adjusted annually for inflation after age 65 by 0.5%. This change removes the link to the Consumer Price Index and the Company’s base pay adjustment to provide retirees with more predictable pension income.

The Company also announced two other changes on January 31, 2014 to the DB component of the SRRP. The first was a change effective March 1, 2014, which allows associates to elect to take the commuted value of their pension upon leaving the Company at any age prior to the legislated age to begin receiving a pension or the maximum age allowed under the terms of the Pension Benefit Act for the Province. Previously, the associate could elect to receive this commuted value until age 55, at which point it must be used to receive a pension benefit at a future date. The change gives associate more control over how they elect to receive their pension from the Company. The last was a change effective January 1, 2015 revising the calculation of early retirement reduction factors for associates who voluntarily leave the Company before age 55. For associates who are under age 55 and elect to leave the Company voluntarily, their pension benefits will be determined based on the actuarial calculation as if they had left at age 65. This removes the grow-in factor that some associates were benefiting from. Associates who are over age 55 as of January 1, 2015, or who leave the Company involuntarily, will not be impacted by this change.

Defined Benefit Component and the SRP

The following table provides a summary of the DB component obligations for the NEOs during Fiscal 2016.

	Number of years credited	Annual Benefits Payable ($)		Accrued obligation at start of year	Compensatory change	Non- compensatory change	Accrued obligation at year end
Name (a)	service (b)	At year end (c1)	At age 65 (c2)	($) (d)	($) (e)	($) (f)	($) (g)
K. Leshnjani	5.0	Nil	51,000	574,000	6,000	109,000	689,000

(c1)                      The immediate retirement pension benefit payable at January 31, 2016, as reduced for early retirement, if applicable. If the member is not eligible to retire, it is Nil.

(c2)                      This amount represents the pension benefit payable at age 65.

(d)                            The total SRP and SRRP obligations at January 31, 2016 using assumptions applicable for year-end disclosure at that date.

(e)                             Compensatory change refers to a change in the pension benefit obligation resulting from a change in the associates’ compensation plus the change in benefit obligation as a result of amendments.

(f)                              Non-compensatory change refers to a change in the pension benefit obligation that is not related to the associates’ compensation, including changes resulting from other factors such as changes in assumptions, changes to discount rate at year end and interest cost and other gains/losses as a result of specific circumstances.

(g)                             The total SRP and SRRP obligations at January 31, 2017 using assumptions expected to be applicable for year-end disclosure at that date.

Defined Contribution Component

The following table provides a summary of the DC component value for the NEOs during Fiscal 2016.

Name	Accumulated value at start of year ($)	Compensatory ($) (1)	Accumulated value at year end ($)
B. Stranzl	Nil	Nil	Nil
E. Bird	Nil	Nil	Nil
B. Wong	21,833	19,382	55,512
K. Leshnjani	263,040	16,226	315,813
S. Champion	27,355	18,507	58,634
B. Penrice	28,426	18,215	59,409
M. Geddes	—	16,226	32,021

(1)         Compensatory change refers to the component of the pension benefit value that is based on the associate’s compensation and includes employer contributions.

3.8                               Termination and Change of Control Benefits

The following NEOs have entered into employment contracts, plans or arrangements which provide for incremental payments in connection with a termination of employment from the Company.

BRANDON G. STRANZL

Executive Chairman

The termination provisions of the Stranzl Employment Agreement provide for Mr. Stranzl to receive eighteen (18) months of base salary in the event of Mr. Stranzl’s termination from the Company on a without cause basis or if Mr. Stranzl is terminated from the Company due to death or if he is unable to perform substantially all of his employment related duties for a period of more than either three (3) consecutive months or six (6) months during any twelve (12) month period), or if Mr. Stranzl leaves the Company with Good Reason (“Good Reason” meaning any of the following: (i) a reduction of more than 10% in Mr. Stranzl’s base salary and target AIP incentive opportunity; (ii) Mr. Stranzl’s removal from the Board; (iii) the failure of the Company to pay any undisputed amount due under the Stranzl Agreement; (iv) a diminution of Mr. Stranzl’s title, duties, status or responsibilities or his reporting relationship; (v) any other action or inaction that constitutes a material breach of the terms of the Stranzl Employment Agreement; (vi) a failure of a successor company to assume or fulfill the obligations under the Stranzl Employment Agreement, pending the lapse of the 30 day “cure period” following Mr. Stranzl providing 30 days written notice of Good Reason. Mr. Stranzl will continue his participation in the Sears group benefit plans for eighteen (18) months following the date of his termination (the “Severance Period”).

In addition, if the Company terminates Mr. Stranzl’s employment without cause, due to death or not being able to perform substantially all of his employment duties or if Mr. Stranzl terminates for Good Reason, he will be provided with a pro-rata payment in respect of each outstanding award under the LTIP; pro-rated from the beginning of the applicable performance cycle to the end of the Severance Period, provided that (i) the Company meets the targets established for a payout under the LTIP at the date of termination and (ii) the Company meets the targets established for a payout under the LTIP at the end of the applicable cycle. Such payment(s) shall be made within ninety (90) days of the end of the applicable fiscal year. Mr. Stranzl will also be provided with Annual Incentive payments pro-rated to the end of the Severance Period, provided that the corporate threshold has been met for a payout. Such Annual Incentive payments will be paid at the achievement level based on the actual results for the Company and shall be paid within ninety (90) days following Mr. Stranzl’s date of termination.

If the Company terminates Mr. Stranzl’s employment without cause, due to death or not being able to perform substantially all of his employment duties or if Mr. Stranzl terminates for Good Reason, Mr. Stranzl will be provided with pro-rata vesting of any outstanding stock options to the end of the Severance Period. The exercise terms of such stock options following termination will be subject to the terms of the Omnibus Plan.

E.J. BIRD

Former Executive Vice-President and Chief Financial Officer (until June 30, 2016)

Mr. Bird departed from the Company effective June 30, 2016. All Incremental transition payments made to Mr. Bird as a result of his departure were paid during Fiscal 2016 and are included in the all other compensation column of the NEO Summary Compensation Table above.  No other incremental transition payments are payable to Mr. Bird as a result of his departure.

BILLY WONG

Executive Vice-President and Chief Financial Officer

The termination provisions of Mr. Wong’s employment agreement specify that in the event the Company terminates Mr. Wong’s employment without cause, Mr. Wong will be provided with the greater of:

(i)             twelve (12) months of base pay; or

(ii)          such notice of termination (or base pay in lieu of notice), and severance pay, if applicable, as required under the applicable Employment Standards legislation; or

(iii)       two (2) weeks’ notice (or base pay in lieu of notice or a combination thereof), for each completed year of service to a maximum of seventy-eight (78) weeks of base pay (which is inclusive of all termination and severance pay to which Mr. Wong may be entitled in accordance with the applicable Employment Standards legislation).

If the Company terminates Mr. Wong’s employment without cause, Mr. Wong would be entitled to continue in the Company’s perquisite, benefits and pension plan during the severance period.

KLAUDIO LESHNJANI

Former Executive Vice-President and Chief Operating Officer (until February 1, 2016)

Mr. Leshnjani departed the Company effective February 1, 2016. All Incremental transition payments made to Mr. Leshnjani as a result of his departure were paid during Fiscal 2016 and are included in the all other compensation column of the NEO Summary Compensation Table above.  No other incremental payments are payable to Mr. Leshnjani as a result of his departure.

STEPHEN CHAMPION

Executive Vice-President, Real Estate and Strategic Opportunities

The termination provisions of Mr. Champion’s employment agreement specify that in the event the Company terminates Mr. Champion’s employment without cause, Mr. Champion will be provided with the greater of:

(i)             twelve (12) months of base pay (which is inclusive of all termination and severance pay to which Mr. Champion may be entitled in accordance with the applicable Employment Standards legislation); or

(ii)          such notice of termination (or base pay in lieu of notice), and severance pay, if applicable, as required under the applicable Employment Standards legislation; or

(iii)       two (2) weeks’ notice (or base pay in lieu of notice or a combination thereof), for each completed year of service to a maximum of seventy-eight (78) weeks of base pay (which is inclusive of all termination and severance pay to which Mr. Champion may be entitled in accordance with the applicable Employment Standards legislation).

If the Company terminates Mr. Champion ‘s employment without cause, Mr. Champion would be entitled to continue in the Company’s benefits and pension plan in accordance with the applicable Employment Standards legislation.

BECKY PENRICE

Executive Vice-President and Chief Operating Officer

The termination provisions of Ms. Penrice’s employment agreement specify that in the event the Company terminates Ms. Penrice’s employment on a without cause basis, Ms. Penrice will be provided with the greater of:

(i)             twelve (12) months of base pay (which shall be made by way of a lump sum payment or salary continuance, whatever she selects) and health benefits; or

(ii)          such notice of termination (or base pay in lieu of notice) and severance pay, if applicable, under the applicable Employment Standards legislation; or

(iii)       two (2) weeks’ notice (or base pay in lieu of notice or a combination thereof) for each completed year of service, to a maximum of seventy-eight (78) weeks of base pay (which is inclusive of all termination and severance pay to which Ms. Penrice may be entitled in accordance with the applicable Employment Standards legislation).

If the Company terminates Ms. Penrice’s employment without cause, Ms. Penrice would be entitled to continue in the Company’s perquisite, benefits and pension plan during the severance period.

MICHAEL GEDDES

Senior Vice-President, Merchandise Planning and Operations

The termination provisions of Mr. Geddes’ employment agreement specify that in the event the Company terminates Mr. Geddes’ employment without cause, Mr. Geddes will be provided with the greater of:

(i)             twelve (12) months of base pay; or

(ii)          two (2) weeks’ notice (or base pay in lieu of notice or a combination thereof), for each completed year of service to a maximum of seventy-eight (78) weeks of base pay (which is inclusive of all termination and severance pay to which Mr. Geddes may be entitled in accordance with the applicable Employment Standards legislation).

If the Company terminates Mr. Geddes’s employment without cause, Mr. Geddes would be entitled to continue in the Company’s benefits and pension plan in accordance with the applicable Employment Standards legislation.

The following chart outlines potential incremental payments to NEOs if their employment were terminated on the last business day of Fiscal 2016, being January 28, 2017. An explanation of the agreements, plans or arrangements that provide for these payments is described above.

NEO	Compensation Element	Triggering Event: Termination without Just Cause	Triggering Event: Termination with Good Reason	Triggering Event: Death or Disability
Brandon G. Stranzl	Base Salary (1)	$2,362,140	$2,362,140	$2,362,140
	AIP	Nil	Nil	Nil
	LTIP	Nil	Nil	Nil
	Pension and Benefits Plan Payments and Accruals (2)	$39,420	$39,420	$39,420
	Total	$2,401,560	$2,401,560	$2,401,560
Billy Wong	Base Salary	$600,000	—	—
	AIP	—	—	—
	LTIP	—	—	—
	Pension and Benefit Plan Payments and Accruals (3)	$69,180	—	—
	Total	$669,180	—	—
Stephen Champion	Base Salary	$600,000	—	—
	AIP	—	—	—
	LTIP	—	—	—
	Pension and Benefit Plan Payments and Accruals (4)	$2,085	—	—
	Total	$602,085	—	—
Becky Penrice	Base Salary	$600,000	—	—
	AIP	—	—	—
	LTIP	—	—	—
	Pension and Benefit Plan Payments and Accruals (3)	$69,180	—	—
	Total	$669,180	—	—
Michael Geddes	Base Salary	$450,000	—	—
	AIP	—	—	—
	LTIP	—	—	—
	Stock Options (5)	Nil	—	—
	Pension and Benefit Plan Payments and Accruals (6)	$695	—	—
	Total	$450,695	—	—

Notes:

The Company cannot accurately determine the actual incremental payments that would be made to the NEO; however, the Company has, in order to comply with the Executive Compensation Rules, attempted to estimate these payments based on compensation information available for Fiscal 2016. The Company would like to stress that these estimates are not indicative of actual payments that will be made to the NEO at a future date. For the purposes of this chart, the Company has assumed that the triggering event occurred on the last business day of Fiscal 2016, being January 28, 2017.

(1)                                 This amount is based on base salary in effect as of the last day of Fiscal 2016 converted to Canadian dollars using the Bank of Canada exchange rate of 1.3123 as of January 27, 2017 being the last trading day of Fiscal 2016.

(2)                                 This amount represents the cost to the Company for continued participation in the Company’s benefits and pension plans, based on Mr. Stranzl’s coverage in effect as of the last day of Fiscal 2016, for a period of eighteen (18) months based on the termination provisions of his employment agreement.

(3)                                 This amount represents the cost to the Company for continued participation in the Company’s benefit, perquisites and pension plans, based on his/her coverage in effect as of the last day of Fiscal 2016, for a period of twelve (12) months based on the termination provisions of his/her employment agreement.

(4)                                 This amount represents the cost to the Company for continued participation in the Company’s benefit and pension plans, based on Mr. Champion’s coverage in effect as of the last day of Fiscal 2016, for a period of six (6) weeks, representing the statutory notice period under the Employment Standards Act (Ontario).

(5)                                 This amount represents the value that Mr. Geddes would receive from his stock options. The first one quarter of his stock options do not vest until May 6, 2017. In accordance with his employment agreement, upon termination without cause, any unvested stock options automatically terminate on date of termination and will be of no further force or effect.

(6)                                 This amount represents the cost to the Company for continued participation in the Company’s benefit and pension plans, based on Mr. Geddes’s coverage in effect as of the last day of Fiscal 2016, for a period of two (2) weeks, representing the statutory notice period under the Employment Standards Act (Ontario).

3.9                                      Equity Compensation Plan Information

Aggregated Securities Issuable upon Exercise of Outstanding Options, Warrants and Rights to Employees and Directors as at January 28, 2017

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted- average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	67,000 (Options)	$4.81 N/A	7,933,000
Equity compensation plans not approved by securityholders	N/A	N/A	0
Total	67,000 (Options)	$4.81	7,933,000

3.10                               Director Compensation

The Company’s director compensation philosophy is principled on taking a non-risk based approach in order to encourage suitable governance through unbiased decision-making. Director’s compensation is reviewed by the Governance Committee generally every two to three years. The most recent review of director compensation was performed during the 2015 fiscal year and resulted in an increase in the retainers for the Chairman and each director.

The Governance Committee may, if appropriate and timely, engage an independent consulting firm to conduct a comprehensive survey of prevailing market trends and practices in director compensation and obtain a report on its findings and recommendations. The Governance Committee may then evaluate the report received and make appropriate recommendations to the Board with respect to the compensation of the directors based on the findings and recommendations of such report. Management of the Company may also assist the Governance Committee in determining market trends and practices with respect to director compensation.

3.10.1              Compensation Earned

For Fiscal 2016, the director compensation policy provided for director compensation to be based on the following categories:

Director Compensation Category	Compensation
Chairman of the Board Retainer	$300,000 (N/A)
Vice Chairman of the Board Retainer	$200,000 (N/A)
Annual Retainer	$125,000
Committee Retainer	$5,000
Chair Retainer (HRCC, Governance Committee, Investment Committee)	$10,000
Chair Retainer (Audit Committee)	$15,000
Lead Director Retainer	$35,000
Meeting Fee	$1,500
Travel Fee	$2,000(1)
Administration Expense Allowance	$500

(1)                                 Directors receive a travel fee of $2,000 when attending an annual or special meeting of shareholders, board or committee meetings, which requires air travel.

3.10.2              Director Compensation Table

The following table provides a summary of compensation paid to the directors of the Company in Fiscal 2016.

Name	Fees earned(1) ($)	All other compensation(2) ($)	Total ($)
Shahir Guindi	11,377	—	11,377
R. Raja Khanna	203,321	55.34	203,376.34
Deborah E. Rosati	183,107	397.35	183,504.35
Anand Samuel	174,679	—	174,679
Graham Savage	178,679	1,497.18	180,176.18
S. Jeffrey Stollenwerck	162,286	864.43	163,150.43
Brandon G. Stranzl(4)	N/A	N/A	N/A
Heywood Wilansky(3)	88,302	—	88,302

Notes:

(1)         Includes all fees earned and paid in cash to the directors of the Company, including the annual retainers for Board Committee, and Chair, meeting fees, travel fees, and annual administration allowance.

(2)         Includes payment for expenses, such as airfare, accommodation and transportation, incurred by the director in order to attend a Shareholder, Board or Committee meeting.

(3)         Mr. Wilansky also provides consulting services to the Company for which he received US$525,000 in Fiscal 2016.

4.             INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the Company, no director or executive officer of the Company, any proposed director, ESL, Sears Holdings, Fairholme or any of their respective associates or affiliates, has or had any material interest, directly or indirectly, in any transaction or proposed transaction since the commencement of the Company’s most recently completed financial year that has materially affected or will materially affect Sears Canada or any of its subsidiaries.

Directors and executive officers are required to disclose to the Company any interest he or she has in a material contract or material transaction with the Company and complete related party questionnaires on an annual basis. In addition, directors are required to abstain from any discussions or meetings regarding any matters in which they have a material interest.

5.             CORPORATE GOVERNANCE

5.1          Overview

The Board believes that strong corporate governance practices are essential to the success of the Company, effective corporate performance and the best interests of Shareholders. The Governance Committee oversees corporate governance, on behalf of the Board, including the methods and processes for evaluating Board effectiveness and performance. The Governance Committee is responsible for reviewing the corporate governance guidelines, policies and requirements adopted from time to time by applicable securities regulatory authorities, and guiding the Company in its approach and practices with respect to such matters.

5.2          Board of Directors

5.2.1         Composition

Currently, there are eight directors. Four of them, namely, Shahir Guindi, R. Raja Khanna, Deborah E. Rosati and Graham Savage, are Independent Directors, while the other four directors, namely Anand A. Samuel, S. Jeffrey Stollenwerck (who is not standing for re-election), Brandon G. Stranzl and Heywood Wilansky, are Non-Independent Directors. Anand A. Samuel and S. Jeffrey Stollenwerck are considered to be Non-Independent Directors as a result of their relationship with ESL and Sears Holdings. Brandon G. Stranzl is considered to be a Non-Independent Director as a result of his executive position with the Company. Heywood Wilansky is considered to be a Non-Independent Director because he provides consulting services to the Company.

The Board takes various measures to facilitate the exercise of independent judgment by its directors in carrying out their responsibilities, including:

•             The holding of an in camera session following each Board and Committee meeting without management present;

•             The holding of separate meetings of Independent Directors after each regularly scheduled Board and Committee meeting;

•              The appointment of a Lead Director (see Section 5.2.2 — “Executive Chairman and Lead Director”);

•              Engaging in frequent discussions with the management of the Company; and

•              Retaining external advisors.

5.2.2         Executive Chairman and Lead Director

In view of the fact that Brandon G. Stranzl, the Executive Chairman, is a Non-Independent Director, the Board has appointed R. Raja Khanna, an Independent Director, to serve as the Lead Director of the Board. The Lead Director serves to provide the Board with an independent perspective pertaining to its oversight activities and enhances the Company’s ability to identify and resolve conflicts of interest. In addition, the Lead Director acts as a liaison between the Chairman and the Independent Directors on sensitive issues and collaborates with the Chairman to provide guidance so as to ensure the Board successfully carries out its duties.

5.2.3         Meetings of the Independent Directors

Independent Directors meet separately at each regularly scheduled Board or Committee meeting, following an in camera session in which the directors meet without the presence of management. The Independent Directors are also encouraged to meet from time to time as may be necessary. The Board encourages the Independent Directors to engage in open and candid discussion as they see fit.

5.2.4                     Attendance at Board and Committee Meetings

The Board has five regularly scheduled meetings each year. Additional meetings of the Board are held as required. Seven meetings of the Board were held in Fiscal 2016. The Company does not have an executive committee of its Board. The number of meetings held by the Committees of the Board in Fiscal 2016 is set out below:

Board Committee	Meetings held in Fiscal 2016
Audit Committee	7
Governance Committee	4
HRCC	7
Investment Committee	5

Directors are expected to maintain a 100% attendance record with respect to all Board and Committee meetings. If a director’s attendance falls below 75% for either Board or Committee meetings, the director’s attendance record will be reviewed by the Governance Committee. For more detail on the attendance record of the Proposed Directors, refer to Section 2.2.2 — “Background Information on Proposed Directors”.

5.3          Director Term Limits

The Company’s director retirement policy provides that a director may not stand for election or be appointed to fill a vacancy on the Board after his/her 70th birthday, unless the Board makes an exception to this policy by means of a special resolution.

5.4          Representation of Women on the Board

Although the Company has no formal policy or target on the representation of women on the Board, the Governance Committee takes into account the diversity of candidates when filling Board vacancies. The Company does not believe that quotas or strict rules set forth in a formal policy necessarily result in the identification or selection of the most qualified candidates. In assessing the appropriateness of candidates for Board positions, the Governance Committee focuses on the skills required for success and to enhance Board performance and considers gender diversity as an important quality in the overall assessment process. The level of female representation on the Board is one of many factors considered.

Currently, the Board includes one female director, Deborah E. Rosati. The percentage of female representation on the Board is 14%.

5.5          Representation of Women in Executive Officer Positions

The Company is focused on hiring and retaining top talent and takes into account the diversity of applicants when filling executive level roles.

The Company does not have a formal policy or target on the representation of women in executive positions as the Company does not believe that quotas or strict rules set forth in a formal policy necessarily result in the identification or selection of the most qualified candidates. The Company focuses on the merit and performance of candidates and considers gender diversity as an important quality in the overall assessment process. The level of female representation in executive officer positions is one of many factors considered.

Currently, women comprise 44% of the Company’s leadership team, with four women holding positions at the Senior Vice-President level or above. There are also a large number of women who have been rated as high potential at the Company.

5.6          Board Mandate

The mandate of the Board is to oversee the business and affairs of the Company and provide guidance and direction to the management of the Company in order to attain corporate objectives and maximize shareholder value. The full text of the mandate of the Board can be found at Appendix “A”.

5.7          Position Descriptions

Written position descriptions for the chair of each Board Committee have been developed and are set out in the charters of each Committee. In addition, position descriptions have been developed for the Chairman of the Board and the Chief Executive Officer and are set out in the mandate of the Chairman of the Board and the mandate of the Chief Executive Officer, respectively, which are available on sears.ca.

5.8          Orientation and Continuing Education

Management provides an orientation and ongoing education program for directors during which information regarding the role of the Board, its Committees and directors is provided. The directors receive updates, including articles and publications of interest, on emerging trends in business and corporate governance. The Company periodically reviews its orientation and education program to enhance its currency and effectiveness. On an annual basis, the Company hosts a special session with the directors to have an in- depth discussion regarding the Company’s strategic plan. The most recent strategic sessions were held in October and December 2016 and January 2017. Regular updates are provided to the directors on the operation of the Company and its strategic business plan in addition to industry-related information on business developments and the competitive landscape.

5.9          Ethical Business Conduct

Honesty and integrity are essential to good corporate governance and, to that end, the Company has adopted a Code of Business Conduct (the “Code of Conduct”) and the Code of Conduct for the Board of Directors of the Company (“Directors Code of Conduct”).

The Code of Conduct applies to every executive officer and employee. It provides guidelines and sets out expectations regarding interactions with customers, investors, governmental authorities and suppliers of merchandise and services, and among employees. The Code of Conduct also sets out the ethical values and standards of behaviour that apply to all of the Company’s business activities, including such matters as fair dealing, conduct in the workplace, conflicts of interest, corporate property and records, and compliance with the laws of all jurisdictions in which the Company conducts business.

Management reports regularly to the Audit Committee on compliance with the Code of Conduct. Executive officers and employees are required to acknowledge annually, in writing, their understanding of, and compliance with, the Code of Conduct.

The directors are expected to abide by the Director Code of Conduct, which sets forth the general expectations of the Company for its Board of Directors, and describes standards of ethical behavior that each director is expected to uphold. In addition to the Director Code of Conduct, a culture of ethical business conduct among directors is promoted by the mandate of the Board. The mandate of the Board requires that directors observe two standards of conduct: a fiduciary standard which requires directors to act honestly and in good faith with a view to the best interests of the Company, and a performance related standard which requires directors to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The mandate of the Board also requires that the Board satisfy itself that the Executive Chairman and other senior management personally exhibit and create a culture of integrity throughout the Company. The full text of the mandate of the Board can be found at Appendix “A”. The CBCA establishes similar standards of conduct for directors.

As required under the CBCA, directors and executive officers are also required to disclose to the Company any interest that he or she has in a material contract or a material transaction, or by requesting to have it entered into the minutes of meetings of directors in writing. A director in a conflict of interest may not, subject to certain exceptions under the CBCA, vote on a matter in respect of which a director has an interest. It is the Board’s practice that directors are required to abstain from any discussions or meetings regarding any matters in which they have a material interest. In addition, the mandate of the Lead Director requires the Lead Director to review conflict of interest issues with respect to the Board as they arise.

The Company’s Disclosure, Confidentiality and Insider Trading Policy is also applicable to directors, executive officers and employees. See Section 5.10 — “Disclosure, Confidentiality and Insider Trading Policy”.

The Company has established the Sears Canada Ethics Hotline which provides a confidential and anonymous communication channel for employees and other stakeholders to report suspected breaches of the Code of Conduct, Director Code of Conduct, concerns regarding business ethics related to the Company, and accounting, internal accounting controls, and auditing matters.

The Code of Conduct, Director Code of Conduct, mandate of the Board, mandate of the Lead Director and information pertaining to the Sears Canada Ethics Hotline can be found on the Company’s website at sears.ca or by contacting the Company’s Corporate Communications Department at (416) 941-4422.

5.10        Disclosure, Confidentiality and Insider Trading Policy

The Company has adopted a Disclosure, Confidentiality and Insider Trading Policy (the “Disclosure Policy”) which reflects its commitment to providing timely and accurate disclosure of corporate information to the capital markets, including its Shareholders, and to the general public. The Disclosure Policy provides direction and guidance to directors, executive officers and employees regarding confidentiality and disclosure of corporate information, insider trading obligations and sanctions for non-compliance. The Disclosure Policy requires prompt general disclosure of any material information. It also sets out the procedures to be followed in communicating with investors, analysts and the media. A Disclosure Policy committee, comprised of senior management representatives, which meets on an ad hoc basis, has been established by the Company to administer the Disclosure Policy.

5.11        Board Committees

The Board has four Committees: the Audit Committee, the HRCC, the Governance Committee and the Investment Committee. Each Committee has a written charter and has the authority to engage, independent from management and at the expense of the Company, external advisors, including legal counsel and other expert advisors, as it deems appropriate, to assist it in the performance of its duties. The members of each Committee are designated in the table set out under Section 2.2.2 — “Background Information on Proposed Directors”.

For a discussion regarding the assessment of the Board, its Committees and each director, see Section 5.11.3 — “Governance Committee”.

5.11.1              Audit Committee

As of the date hereof, the Audit Committee is comprised of three Independent Directors, all of whom are financially literate. The purpose of the Audit Committee is to assist the Board in its oversight of:

•                  The integrity of the Company’s financial reporting;

•                  The independence, qualifications, appointment and performance of the Company’s external auditors;

•                  The mandate and performance of the Company’s outsourced internal audit group;

•                  The operation of the Sears Canada Ethics Hotline; and

•                  Management’s responsibility for reporting on internal controls.

The Audit Committee meets approximately five times a year and holds an in camera session after each regularly scheduled meeting without the presence of management. The Audit Committee also meets in camera with its external auditors and the Independent Directors also meet separately after each regularly scheduled meeting.

For more information on the background of the Audit Committee members and their duties and responsibilities, refer to Section 13 — “Audit Committee Information” of the Company’s 2017 Annual Information Form (“AIF”) and the Audit Committee Charter attached as Appendix “A” to the AIF, which is available on SEDAR at sedar.com and the SEC website at sec.gov.

5.11.2              Human Resources and Compensation Committee

As of the date hereof, the membership of the HRCC is comprised of one Independent Director, being Graham Savage, and two Non-Independent Directors, being Anand A. Samuel and Heywood Wilansky.

The Board believes that the composition of the HRCC reflects a high level of “compensation” literacy. Each member brings their own individual expertise to the Committee, including financial, human resources, investment and retail knowledge, and is able to utilize that knowledge to assess and implement the compensation policies and practices of the Company.

The Board delegates the responsibility of determining the compensation of the officers to the HRCC. To ensure that an objective process is established and followed for determining executive compensation, the HRCC (i) engages independent external advisors, when necessary, and (ii) considers market-competitive and industry-specific compensation practices.

The purpose of the HRCC is to assist the Board in its oversight responsibilities relating to:

•                  The development of the Company’s overall human resources strategy for fair and competitive compensation of all Officers, Executive Vice-Presidents, Senior Vice-Presidents and Vice- Presidents of the Company (the “Senior Leadership Team”) in support of the achievement of the Company’s business strategy, as well as the development of other significant compensation programs for the benefit of all employees;

•                  Reporting to Shareholders on executive compensation in the Company’s public disclosure documents;

•                  The development of the Executive Chairman’s goals and objectives and the evaluation of his or her performance against these goals; and

•                  The succession plan for, and the compensation of, the Senior Leadership Team.

The responsibilities of the HRCC include the following:

•                  Approve the Company’s executive compensation and human resources strategy to ensure it is aligned with the goals and objectives of the  Company, assess the competitiveness and appropriateness of the Company’s policies and internal equity relating to the Senior Leadership Team’s compensation and assess whether the Company’s compensation programs provide an appropriate balance of risk and reward in relation to the Company’s overall business strategy;

•                  Review and approve, at least annually, the design of the Company’s executive compensation policies and practices, the Senior Leadership Team base salaries, based on market competitiveness and level of responsibility to the Company, and all associate-related annual and long-term incentive plans together with performance targets in support of the Company’s business strategy, achievement of performance goals at the end of each plan cycle, and any payments pursuant to such annual and long-term incentive plans to the Senior Leadership Team and, in summary form, to other eligible plan participants;

•                  Review and approve any proposed major changes to the Company’s benefit plans, including retirement plans and other associate programs;

•                  Review, at least annually, all compensation of the Senior Leadership Team, as well as from any third party with which the Company has an arrangement involving the compensation of an Executive Vice-President or Senior Vice-President;

•                  Establish performance targets and corporate goals and objectives relevant to the Executive Chairman’s compensation and evaluate the Executive Chairman’s performance in light of such targets;

•                  Determine and recommend annually the Executive Chairman’s compensation based on the HRCC’s evaluation of the Executive Chairman’s performance;

•                  Consider and recommend for approval by the Board, any employment agreements relating to the Executive Chairman and approve any employment agreements relating to Executive Vice- Presidents and  Senior Vice-Presidents who are  Officers of the  Company, and  report its conclusions to the Board;

•                  Make recommendations on the proposed appointment of Executive Vice-Presidents and Senior Vice-Presidents to become Officers of the Company;

•                  Review the annual performance assessments and succession plans for the Officers and the direct reports to the Executive Chairman;

•                  Review the executive organizational structure and succession plans for the Senior Leadership Team; and

•                  Review and approve the Committee’s executive compensation report in the annual management proxy circular.

The HRCC considers the implications of risks including reviewing program design and financial liability of all existing plans at least annually. The HRCC also approves the introduction of all new annual plans and proposed design changes, as recommended by the Company, after assessing the risk and financial liability of each program to the Company and the competitive position in the market. Decisions are approved on the basis of pay-for-performance without exposing the Company to inappropriate risk. Where such potential exists to influence the behaviour of an NEO, appropriate action is taken to discourage such behaviour.

The HRCC meets at least two times per year and holds an in camera session after each regularly scheduled meeting without the presence of management other than the Executive Chairman. The Independent Directors on the HRCC also meet separately after each regularly scheduled meeting.

5.11.3              Governance Committee

As of the date hereof, the Governance Committee is comprised of three Independent Directors, being R. Raja Khanna, Deborah E. Rosati and Graham Savage.

The purpose of the Governance Committee is to assist the Board to:

•                  Develop, implement and oversee compliance with the Board’s corporate governance policies, practices and procedures;

•                  Identify candidates to be nominated for election or appointment to the Board;

•                  Determine the compensation of the directors, who are not also employees of the Company, for their service to the Board and its committees; and

•                  Assess the performance and effectiveness of the Board and its Committees.

The responsibilities of the Governance Committee include the following:

•                 Review the size and composition of the Board;

•                  Develop a policy setting out the appropriate criteria for the selection of directors;

•                  Identify,  consider  and  recommend  qualified  candidates  to  be  nominated  for  election  or appointment to the Board;

•                  If appropriate, engage an independent consulting firm to assist in identifying qualified candidates;

•                  Review directors’ compensation and recommend appropriate changes;

•                  Conduct a board effectiveness survey, which also includes a director evaluation component and director peer review to evaluate the performance and effectiveness of the Board and the Chairman of the Board, the Board’s Committees and their respective chairs and each director by way of peer review;

•                  Review the adequacy of the orientation and education program for new directors and the ongoing educational presentations to incumbent directors;

•                  Review the corporate governance statements in the Company’s management proxy circular; and

•                  Assess Shareholder proposals and make appropriate recommendations to the Board with respect thereto.

In connection with its responsibility for considering and recommending for approval by the Board qualified candidates to be nominated for election or appointment as directors, the Governance Committee has developed a policy which sets out the appropriate criteria for the selection of directors (the “Director Selection Policy”). Pursuant to the Director Selection Policy, when there is a vacancy on the Board, the Chair of the Governance Committee, in consultation with other Governance Committee members, prepares a skills profile for that position consistent with the selection criteria contained in the Director Selection Policy. As well, the Governance Committee requires that prospective nominees fully understand the role of the Board and its committees, and the contribution that individual directors are expected to make including, in particular, the commitment of time and energy.

In pursuance of its responsibility regarding assessments of Board effectiveness, the Governance Committee conducts a board effectiveness survey and director peer review survey (the “Surveys”) every two years. The Surveys are prepared by the Company and administered by the legal department. The Company may obtain assistance from external advisors with respect to the preparation of the Surveys, as necessary. The results are reported and reviewed by the Chair of the Governance Committee who reports the results to the Board for discussion. The last Board effectiveness survey was conducted in Fiscal 2014.

The Governance Committee meets at least two times per year and holds an in camera session after each regularly scheduled meeting without the presence of management.

5.11.4              Investment Committee

As of the date hereof, the membership of the Investment Committee of the Board is comprised of three Non- Independent Directors, being Anand A. Samuel, Jeffrey Stollenwerck and Brandon G. Stranzl.

The purpose of the Investment Committee is to assist the Board in its oversight responsibilities relating to the investment of the funds established pursuant to the Company’s pension and benefit plans. The Investment Committee is responsible for the establishment of strategy and policies and for the selection and appointment of external investment managers.

The Investment Committee meets at least four times per year and holds an in camera session after each regularly scheduled meeting without the presence of management, other than the Executive Chairman.

5.12        Directors’ and Officers’ Liability Insurance

The Company has entered into an indemnification agreement with each of the directors and officers of the Company. The Company maintains a directors’ and officers’ liability insurance policy for the directors and officers of the Company. The policy applies where the Company is not able to indemnify its directors and/ or officers. Pursuant to the policy, the Company is required to indemnify its directors and officers to the fullest extent permitted by law. The coverage limit is U.S. $50  million. There is no deductible for this coverage.

6.             ADDITIONAL INFORMATION

Financial information about the Company is contained in its 2016 Annual Financial Statements and Management’s Discussion & Analysis for Fiscal 2016. Copies of these documents, the Circular, the Annual Information Form for Fiscal 2016 and additional information relating to the Company are available on SEDAR at sedar.com and the SEC website at sec.gov, or may be obtained upon request from the Office of the Secretary at 290 Yonge Street, Suite 700, Toronto, Ontario, M5B 2C3 (fax: (416) 941-2321 or by telephone at (416) 941-4422), without charge to the Shareholders.

7.             DIRECTORS’ APPROVAL

The Board of Directors has approved the contents and the sending of the Circular.

Toronto, Ontario	Philip Mohtadi
April 25, 2017	General Counsel
and
Corporate Secretary

APPENDIX “A”

MANDATE OF THE BOARD OF DIRECTORS
SEARS CANADA INC.

(as of August 2008)

The Board of Directors is responsible for overseeing the management of the business and the affairs of the Company and providing guidance and direction to the management of the Company in order to attain corporate objectives and to maximize shareholder value. Directors must, individually, in connection with the powers and duties of their office, act honestly and in good faith with a view to the best interests of the Company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.  In fulfilling its mandate, the objectives of the Board include:

(a)                                 adopting a strategic planning process and approving a comprehensive strategic plan which takes into account the opportunities and risks of the business, and monitoring management’s success in implementing the strategy;

(b)                                 assessing and monitoring operational performance against the business plan;

(c)                                  adopting a risk management process to identify the principal risks of all aspects of the business of the Company and ensuring that there are appropriate systems in place which effectively monitor and manage these risks;

(d)                                 appointing of Officers, assessing the performance of the Executive Chairman and ensuring that programs are in place for training and assessing Officers and for an orderly succession process for Officers;

(e)                                  a leadership role in the development of reviewing and approving an effective two-way communication policy for the Company which requires that all inquiries from shareholders, other stakeholders and the public generally receive a prompt response from the Corporate Communications Department, the Office of the Secretary or another appropriate Officer of the Company;

(f)                                   developing the Company’s approach to corporate governance;

(g)                                  effecting the Company’s expectation that directors attend all requisite board and committee meetings and review meeting materials in advance of such meetings;

(h)                                 assessing the integrity of the Company’s internal control and management information systems;

(i)                                     satisfying itself, that the Executive Chairman and other senior management personally exhibit and create a culture of integrity throughout the Company; and

(j)                                    appointing the appropriate Committees and delegating to them certain responsibilities to assist the Board of Directors in giving effect to the foregoing.